SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Annual Report

2014

Portugal Telecom, SGPS, S.A.

Public Company - Avenida Fontes Pereira de Melo, 40 •1069-300 Lisbon - Share Capital: Euro 26,895,375

Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Annual Report

2014

Management Report

Introduction

On May 5, 2014, Portugal Telecom SGPS S.A. (“PT SGPS”) subscribed and participated in Oi, SA’s (“Oi”) capital increase paid by means of a contribution in kind corresponding to the PT Assets, which consisted of PT SGPS Group’s entire business operation with the exception of the holdings Bratel BV (“Bratel”), Bratel Brasil (“Bratel Brasil”), S.A., PTB2, S.A. (“PTB2”) and Marnaz, S.A. (“Marnaz”) and the investments in Oi, Contax Participações, S.A. (“Contax”) and their controlling shareholders. As a result of the contribution to Oi’s capital increase on May 5, 2014:

•              PT SGPS increased its effective interest in Oi from 23.2%, previously held through Bratel Brasil, to an economic interest of 39.7%, held through a total direct interest of 35.8% (32.8% in PT SGPS and 3.0% in Bratel Brasil) and an indirect interest of 3.9% held through the controlling shareholders of Oi;

•              As a result of all transactions that were required to be implemented in the context of the contribution of PT Assets in the capital increase of Oi (as described in detail in chapter 4), and the low book value of those assets in the consolidated accounts of PT SGPS, PT SGPS recorded a gain of approximately 699 million euros (included in the results of discontinued operations), in the context of the capital increase of Oi, which primarily reflects (1) the difference between the fair value of the shares that PT SGPS received for the subscription of the capital increase of Oi (1,854 million euros) and the carrying value of the PT Assets (negative 2,676 million euros) contributed in kind in the capital increase, which was partially offset by (2) the dilution effect on the previous investment in Oi held through Bratel Brasil and the effect of the remeasurement of the previous investment in Oi to the fair value implicit in the capital increase.

•              The results from all businesses that were contributed in Oi’s capital increase were presented as discontinued operations and, accordingly, the consolidated statements of income and cash flows for the year 2013 have been restated.

Included in the PT Assets contributed by PT SGPS in the Capital Increase of Oi were short-term investments in commercial paper of Rio Forte, held by its former subsidiaries PT Portugal SGPS, SA (“PT Portugal”) and Portugal Telecom International BV (“PT Finance”) amounting to 897 million euros (see chapter 4). On July 15 and 17, 2014, these instruments matured without the issuer having settled its obligations.

Following the above events, on July 28 PT SGPS and Oi announced they had reached an agreement on the final terms following the new Memorandum of Understanding announced on July 16, 2014. As part of this agreement, it was stated that PT SGPS would exchange (“Exchange”) with Oi the Rio Forte Instruments amounting to 897 million euros, in exchange for 474,348,720 common shares and 948,697,440 preferred shares of Oi (“Oi Shares Subject to the Exchange”) - adjusting for the effect of grouping the shares of Oi (reverse stock split) on December 22, 2014, this corresponds to 47,434,872 common shares and 94,869,744 preferred shares - and PT SGPS would be granted an American type, non-transferable option (“Call Option”) to repurchase the Oi Shares Subject to the Exchange (with an exercise price for the common shares of 2.0104 reais and 1.8529 reais for the preferred shares) - adjusting for the effect of grouping the shares of Oi, the price corresponds to 20.104 Reais per common share and 18,529 Reais per preferred share, which would be adjusted by the Brazilian interest rate CDI plus 1.5% per year. The exchange was concluded on March 30, 2015.

The stake in Oi that will not be object of the Exchange (22.8%) is classified as per NCRG 13 as a joint venture, and registered in accordance with the equity method. The remaining stake (16.9%) is classified as a non-current asset held for sale.

Business Overview

Apart from management of investments, the Company did not conduct directly any other business activity.

Legal Information

There are no outstanding amounts overdue to the Portuguese State and the Portuguese Social Security System.

The Company did not enter into any material businesses or transactions with the members of its Board of Directors and the Audit Committee, except for those mentioned in Note 41 and 42 to the Consolidated Financial Statements as at December 31, 2014.

2014 events and recent developments

The main events of the year ended December 31, 2014 and recent developments are described in the Consolidated Annual Report of Portugal Telecom, SGPS, S.A..

Proposal for Application of Profits

Considering that:

a)            Net loss for the year ended December 31, 2014 amounted to Euro 175,082,979;

The Board of Directors proposes that:

a)            The net loss for the year, amounting to Euro 175,082,979, be transferred to retained earnings.

Lisbon, April 30, 2015

João Manuel de Mello Franco, Chairman of the Board of Directors

Alfredo José Silva de Oliveira Baptista, Board Member

Eurico de Jesus Teles Neto, Board Member

Francisco Ravara Cary, Board Member

Gerald Stephen McGowan, Board Member

João Manuel Pisco de Castro, Board Member

Jorge Freire Cardoso, Board Member

José Guilherme Xavier de Basto, Board Member

Marco Norci Schroeder, Board Member

Maria Helena Nazare, Board Member

Mário João de Matos Gomes, Board Member

Milton Almicar Silva Vargas, Board Member

Nuno Rocha dos Santos de Almeida e Vasconcellos, Board Member

Rafael Luís Mora Funes, Board Member

Rolando António Durão Ferreira de Oliveira, Board Member

Shakhaf Wine, Board Member

Standalone Financial Statements

INDEX

Balance Sheet

Income Statement

Statement of changes in shareholders’ equity

Statement of cash flows

Notes to the standalone financial statements

1.	Introduction

2.	Basis of presentation

3.	Main accounting policies, judgments and estimates

4.	Cash flows

5.	Errors, changes in accounting policies and estimates

6.	Tangible fixed assets

7.	Financial investments

8.	Related parties

9.	Other financial assets

10.	Income taxes

11.	State and other public entities

12.	Other accounts receivable

13.	Deferrals

14.	Shareholders’ equity

15.	Provisions

16.	Loans obtained

17.	Suppliers

18.	Accrued expenses

19.	Equity in earnings/(losses) of affiliated companies

20.	Supplies and external services

21.	Wages and salaries

22.	Increases/(reductions) in fair value

23.	Other income and gains

24.	Other expenses and losses

25.	Interest and related income/(expense)

26.	Earnings per share

27.	Guarantees

28.	Shareholders with qualified holdings

29.	Events occurred after the balance sheet date

PORTUGAL TELECOM, SGPS, S.A.

BALANCE SHEET

31 DECEMBER 2014 AND 31 DECEMBER 2013

Euro

	Notes	2014	2013
ASSETS
Non-current assets
Tangible fixed assets	6	119,610	1,433,501
Financial investments - equity method of accounting	7.1	723,674,824	7,750,550,532
Financial investments - other methods		—	6,234
Balances with Group companies	8	—	1,806,200,000
Other financial assets	9	3,440	729
Deferred tax assets	10	—	211,478,644
Total non-current assets		723,797,874	9,769,669,640
Current assets
Advances to suppliers		15,612	652
State and other public entities	11	2,358	50,194,165
Balances with Group companies	8	114,903	573,941,578
Other accounts receivable	12	106,533	46,381,224
Deferrals	13	4,416	17,626,503
Other financial assets	9	—	200,000,000
Non-current assets held for sale	7.2	388,380,655	1,850,426
Cash and bank deposits	4.(h)	105,815,419	541,962,115
Total current assets		494,439,896	1,431,956,663
Total assets		1,218,237,770	11,201,626,303
SHAREHOLDERS’ EQUITY
Share capital	14	26,895,375	26,895,375
Treasury shares	14	(178,071,826)	(337,520,916)
Legal reserve	14	6,773,139	6,773,139
Other reserves	14	290,251,390	156,181,554
Adjustments to financial assets	14	(1,399,158,917)	(1,078,595,740)
Retained earnings		2,580,894,821	2,437,333,996
Net income		(175,082,979)	341,808,031
Total shareholders’ equity		1,152,501,003	1,552,875,439
LIABILITIES
Non-current liabilities
Loans obtained	16	49,523	2,245,301,980
Deferrals	13	—	5,822,078,184
Deferred tax liabilities	10	—	14,596,658
Other non financial liabilities		—	68,594
Total non-current liabilities		49,523	8,082,045,416
Current liabilities
Provisions	15	27,186,177	55,717,696
Loans obtained	16	54,084	1,428,453,163
Deferrals		—	227,490
Balances with Group companies	8	938,715	24,901,171
Suppliers	17	984,563	7,839,378
Investment suppliers		17,651	—
Accrued expenses	18	23,435,460	48,034,134
State and other public entities	11	5,024,266	1,510,270
Other accounts payable	8	8,046,328	22,146
Total current liabilities		65,687,244	1,566,705,448
Total liabilities		65,736,767	9,648,750,864
Total liabilities and shareholders’ equity		1,218,237,770	11,201,626,303

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

INCOME STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 2014 AND 2013

Euro

	Notes	2014	2013
Equity in earnings/(losses) of affiliated companies	19	430,649,496	395,004,230
Supplies and external services	20	(24,177,974)	(3,922,955)
Wages and salaries	21	10,934,665	(11,927,717)
Indirect taxes		(6,371,152)	(2,934,374)
Impairment of accounts receivable ((losses)/reversals)		320,271	(273,944)
Provisions ((increases)/reductions)	15	25,327,065	(15,499,181)
Impairment of non-depreciable investments ((losses)/reversals)		(6,235)	—
Increases/(reductions) in fair value	22	(361,986,307)	(825,588)
Other income and gains	23	2,076,103	4,407,915
Other expenses and losses	24	(8,533,374)	(18,527,976)
INCOME BEFORE DEPRECIATION AND AMORTISATION, FINANCING EXPENSES AND TAXES		68,232,558	345,500,410
Depreciation and amortisation ((expenses)/reversals)	6	(92,348)	(237,289)
OPERATING INCOME (BEFORE FINANCING EXPENSES AND TAXES)		68,140,210	345,263,121
Interest and related income	25	62,810,064	153,456,720
Interest and related expenses	25	(112,587,558)	(195,677,192)
INCOME BEFORE TAXES		18,362,716	303,042,649
Income taxes	10	(193,445,695)	38,765,382
NET INCOME		(175,082,979)	341,808,031

Basic earnings per share	26	-0.20	0.40
Diluted earnings per share	26	-0.20	0.40

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIODS ENDED 31 DECEMBER 2013 AND 31 DECEMBER 2014

Euro

			Share capital	Treasury shares	Legal reserve	Other reserves	Adjustments to financial assets	Retained earnings	Net income	Total shareholders’ equity
Balance as at 1 January 2012	A		26,895,375	(337,520,916)	6,773,139	153,287,638	(416,230,154)	2,543,059,287	226,026,147	2,202,290,516
Changes in the period:
Foreign currency translation adjustments			—	—	—	—	(541,474,006)	(54,506,188)	—	(595,980,194)
Unpaid dividends			—		—	—	(3,810,727)	3,810,727	—	—
Transfer to retained earnings			—	—	—	—	(1,934,485)	1,934,485	—	—
Other changes recognized in shareholders’ equity			—	—	—	2,893,916	(115,146,368)	(371,266)	—	(112,623,718)
	B		—	—	—	2,893,916	(662,365,586)	(49,132,242)	—	(708,603,912)
Net income	C								341,808,031	341,808,031
Comprehensive income	B+C									(366,795,881)
Operations with shareholders:
Application of the previous year’s earnings (Note 14.6)			—	—	—	—	—	(51,858,147)	(226,026,147)	(277,884,294)
Taxes on income of own shares			—	—	—	—	—	(4,734,902)	—	(4,734,902)
	D		—	—	—	—	—	(56,593,049)	(226,026,147)	(282,619,196)
Balance as at 31 December 2013	E=A+B+C+	D	26,895,375	(337,520,916)	6,773,139	156,181,554	(1,078,595,740)	2,437,333,996	341,808,031	1,552,875,439
Changes in the period:
Foreign currency translation adjustments			—	—	—	—	180,718,523	—	—	180,718,523
Unpaid dividends			—	—	—	—	(5,474,880)	5,474,880	—	—
Transfer to retained earnings			—	—	—	(44,001,990)	(15,858,051)	59,860,041	—	—
Foreign currency translation adjustments transfers to income statement			—	—	—	—	(699,696)	—	—	(699,696)
Transfer to reserves for use in own shares			—	—	—	178,071,826	—	(178,071,826)	—	—
Other changes recognized in shareholders’ equity			—	159,449,090	—	—	(479,249,073)	—	—	(319,799,983)
	F		—	159,449,090	—	134,069,836	(320,563,177)	(112,736,905)	—	(139,781,156)
Net income	G								(175,082,979)	(175,082,979)
Comprehensive income	F+G									(314,864,135)
Operations with shareholders:
Application of the previous year’s earnings (Note 14.6)			—	—	—	—	—	256,297,730	(341,808,031)	(85,510,301)
	H		—	—	—	—	—	256,297,730	(341,808,031)	(85,510,301)
Balance as at 31 December 2014	E+F+G+H		26,895,375	(178,071,826)	6,773,139	290,251,390	(1,399,158,917)	2,580,894,821	(175,082,979)	1,152,501,003

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2014 AND 2013

Euro

	Notes	2014	2013
OPERATING ACTIVITIES
Payments to suppliers		(10,504,454)	(5,314,634)
Payments to employees		(12,194,814)	(7,885,179)
		(22,699,268)	(13,199,813)
Cash receipts relating to income taxes	4.(a)	42,370,148	108,731,671
Other cash receipts (payments)		1,405,330	(2,869,175)
Cash flows from operating activities (1)		21,076,209	92,662,683
INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	4.(b)	200,000,000	—
Financial investments	4.(c)	4,929,456,713	4,302,492,836
Loans granted	4.(d)	2,945,783,124	109,410
Interest and related income		113,440,176	112,862,199
Dividends	4.(e)	22,364,196	50,413,848
Tangible fixed assets		985,069	45,070
		8,212,029,277	4,465,923,363
Payments resulting from:
Short-term financial applications	4.(b)	—	(200,000,000)
Financial investments	4.(f)	(4,195,000,000)	(3,995,078,869)
Loans granted	4.(d)	(636,095,638)	(1,217,078,892)
		(4,831,095,638)	(5,412,157,761)
Cash flows from investing activities (2)		3,380,933,639	(946,234,398)
FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	4.(g)	10,177,250,000	10,225,000,000
		10,177,250,000	10,225,000,000
Payments resulting from:
Loans repaid	4.(g)	(13,848,735,137)	(8,654,564,399)
Dividends	14.6	(87,587,250)	(284,658,563)
Interest and related expenses		(78,770,850)	(153,024,562)
		(14,015,093,238)	(9,092,247,524)
Cash flows from financing activities (3)		(3,837,843,238)	1,132,752,476
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(435,833,390)	279,180,761
Effect of exchange differences		(313,307)	(1,233,243)
Cash and cash equivalents at the beginning of the period		541,962,115	264,014,597
Cash and cash equivalents at the end of the period	4.(h)	105,815,419	541,962,115

The accompanying notes form an integral part of these financial statements.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

Notes to the Standalone Financial Statements

as at December 31 2014

(Amounts in Euro)

1.                                      Introduction

a)                                     Company Identification

PT SGPS was founded on June 23, 1994 pursuant to Decree -Law No. 122/94, through the merger of the following companies: Telecom Portugal, S.A., Telefones de Lisboa e Porto (TLP), S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”), with reference to January 1, 1994. As a result of the privatization process, between June 1, 1995 and December 4, 2000, PT SGPS’ share capital is mainly owned by private shareholders. On December 12, 2000, Portugal Telecom, S.A. changed its name to Portugal Telecom, SGPS, S.A. and its operation to a capital management company.

b)                                     Oi Cash Capital Increase

On May 5, 2014, Oi underwent a capital increase amounting to 13,960 million reais, composed of: (1) 5,710 million reais (Euro 1,750 million based on the exchange rate as of February 21, 2014) corresponding to 1,045,803,934 ordinary shares and 1,720,252,731 preferred shares subscribed by PT SGPS, through a  contribution in kind of the PT Assets, defined as a stake of 100% of the Company in PT Portugal, which as of that date included all operational businesses of PT SGPS Group, with the exception of the subsidiaries Bratel BV, Bratel Brasil, PTB2 and Marnaz. and of the investment in Oi, Contax and their controlling shareholders; and (2) 8,250 million reais in cash resources obtained by investors other than PT SGPS. The valuation of PT Assets of 5,710 million reais was determined on the basis of the valuation of PT Portugal by Banco Santander (Brasil), SA on the date of the share capital increase. As a result of PT SGPS’ contribution for the capital increase of Oi:

•                  PT SGPS increased its effective interest in Oi from 23.2%, previously held through Bratel Brasil, to an economic interest of 39.7%, held through a total direct interest of 35.8% (32.8% in PT SGPS and 3.0% in Bratel Brasil) and an indirect interest of 3.9% held by Bratel Brasil through the controlling shareholders of Oi;

•                  On December 31, 2014, and as of this date, PT SGPS holds only the above-mentioned investment in Oi, stakes in the controlling shareholders of Oi (which essentially hold only shares of Oi) and directly or indirectly, 100% of the holding companies Bratel BV, Bratel Brasil, PTB2 and Marnaz.

Until May 5, 2014, PT SGPS and its subsidiaries and joint ventures operated primarily in the telecommunications and multimedia sectors in Portugal, Brazil and other countries in Africa and Asia.

c)                                      Initial acquisition of investment in Oi

On March 28, 2011, PT SGPS completed the initial acquisition of investments in Telemar Norte Leste, S.A. (“Telemar”), which belongs to the Oi Group, and Contax, for the amount of 8,437 million reais, and concluded several agreements with the controlling shareholders of these companies. As a result of this transaction, PT SGPS acquired an effective stake of 25.3% in TmarPart (parent company of the Oi group on that date) and 14.1% in Contax. Within the scope of this acquisition, PT SGPS, AG Telecom Participações (“AG”) and LF Tel, SA (“LF”), two of the main shareholders of TmarPart, a controlling shareholder in Oi, concluded a shareholders’ agreement with unanimous voting procedures for their representatives in the Board of Directors of TmarPart regarding the strategic financial and operating decisions relating to the activity of the Oi Group. Therefore, in accordance with the provisions of NCRF 13 Interests in Joint Ventures and Investments in Associates (“NCRF 13”), the Company concluded that it contractually shares the control of TmarPart, therefore the Oi investment was classified as a joint venture and thus accounted for in accordance with the equity method.

d)                                     Corporate transactions made within the Oi capital increase

On October 1, 2013, PT SGPS, Oi, AG, LF, Bratel Brasil, Pasa Participações S.A. (“Pasa”), EDSP 75 Participações (“EDSP75”), (which jointly with TmarPart are referred to as “Oi Holdings”), Banco Espírito Santo, S.A. (“BES”) and Nivalis Holding B.V. (“RS Holding”) signed a memorandum of understanding outlining the key principles for a proposed merger between PT SGPS, Oi and the Oi Holdings (the “Business Combination”), in order to constitute a single, integrated Brazilian listed company.

On February 19, 2014, PT SGPS and Oi signed final contractual instruments related to the Business Combination between the parties. These documents defined and regulated the stages necessary to complete this Business Combination, that include the main transactions described below, some of which have since been concluded:

•                  On May 5, 2014, Oi made effective a capital increase with a total issue of 2.142.279.524 common shares at 2.17 reais per share and  4.284.559.049 preferred shares at 2.00 reais per share, and, on that same date, BTG Pactual, acting as the Stabilizing Agent of the Public Offering and in accordance with the provisions of Article 24 of the CVM Instruction 400, partially exercised the option to place more than 120,265,046 common shares and 240,530,092 preferred shares issued by Oi; the total amount of the capital increase, including the option exercised by BTG Pactual, amounted to 13,960 million reais, consisting of (1) 5,710 million reais (1,750 million euros at the exchange rate on February 21, 2014) carried out in assets contributed by PT SGPS, based on the evaluation of the PT Assets made by Banco Santander (Brasil), S.A., and PT SGPS subscribed to 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi, and (2) 8,250 million reais in cash obtained from other investors who subscribed the remaining 1,216,740,636 common shares and 2,804,836,410 preferred shares issued by Oi; the PT SGPS stake in the capital increase of Oi, carried out through the contribution in kind of all operating assets directly or indirectly held by the PT SGPS Group and of the corresponding liabilities, except for the shares of Oi, Contax and of Bratel BV (PT Assets), valued at the amount of 5,710 million reais (1,750 million euros), was approved by a majority of 99.87% of the votes present in the General Shareholders’ Meeting of PT SGPS held on March 27, 2014.

•                  On May 5, 2014, PT SGPS, through its subsidiaries Bratel Brasil and PTB2, subscribed to 4,788 million reais (1,555 million euros at the exchange rate on 5 May, 2014) of bonds convertible into shares of certain companies that control directly or indirectly AG and LF. This amount was used by AG and LF to repay their debt and to subscribe to convertible bonds issued by TmarPart, which, in turn, also used these funds to repay its own debt; also on May 5, 2014, PT SGPS exchanged its shares in CTX and Contax for an additional stake in the companies that control directly or indirectly AG and LF, which at that time held only shares of Oi and TmarPart; as a result of these transactions, PT SGPS increased its economic stake in AG and LF from 35% to 85.1% and in TmarPart from 25.6% to 68.4%, thus it indirectly obtained an additional stake in Oi of 2.4%.

•                  Pending the approval of the holders of common shares of Oi and TmarPart , the Oi shares not held by TmarPart would be exchanged for common shares of TmarPart and Oi would become a wholly owned subsidiary of TmarPart.

One of the necessary steps required to implement the business combination consisted of the capital increase of Oi, S.A. on May 5, 2014, as explained above. As part of this capital increase, PT SGPS began, in late 2013, a process of restructuring its investments with the goal of concentrating them directly or indirectly in PT Portugal. To this end, PT SGPS and PT Portugal realized the following corporate transactions before the capital increase of Oi:

•                  On March 31, 2014, PT SGPS sold to PT Portugal, for a total amount of Euro 4.7 million, Euro 2.7 million and Euro 1.5 million (Notes 4 and 7), 100% interests in Portugal Telecom Investimentos, PT Brasil and PT Centro Corporativo, respectively.

•                  On April 30, 2014, PT Móveis, SGPS, S.A. (“PT Móveis”) an indirect wholly-owned subsidiary of PT Portugal, subscribed a share capital increase of Bratel BV, in an amount of approximately Euro 1,303 million.

•                  On May 2, 2014, PT SGPS acquired from PT Móveis, for a total amount of Euro 4,195 million (Notes 4 and 7), its 100% interest in Bratel BV, the company that holds indirectly through Bratel Brasil the investment in Oi, as this investment was not included in the net assets to be transferred to Oi in the share capital increase

•                  On May 2, 2014, PT SGPS sold to PT Móveis, for a total amount of Euro 2,240 million (Note 7), the 100% interest in PT Participações, SGPS, S.A. (“PT Participações”), a company that indirectly held a 75% stake in the Africatel Holdings BV Group, which in turn held (directly or indirectly) the Group’s business in Africa. Additionally, on December 2013, PT Participações, indirectly through Africatel GmBH, acquired from PT SGPS its 75% stake in Africatel Holdings BV for an amount of Euro 1,791 million. In 2014 the parties agreed to correct the selling price to Euro 1,141 million, an Euro 650 million reduction which was deducted from the sale price of PT Participações, therefore PT SGPS received a net amount of Euro 1,590 million (Notes 4 and 7) within the scope of the disposal of PT Participações.

•                  On May 5, 2014, PT SGPS sold to PT Portugal, for a total amount of 255 million euros (Notes 4 and 7), its 100% stake in PT Finance.

•                  On May 5, 2014, in addition to the investments, PT SGPS transferred to PT Portugal, at the corresponding nominal values, most of its assets and liabilities that were part of the evaluation of PT Portugal for the Oi capital increase, which essentially includes investments in Rio Forte debt securities amounting to Euro 200 million (Note 1.e), and financings obtained that were due at that date.

The impacts of these operations in terms of cash flows, capital gains and changes in financial investments are discriminated in Notes 4, 7, 13 and 19.

e)                                      Investment in Rio Forte debt securities

On May 5, 2014, directly and indirectly, PT SGPS held investments in debt securities issued by Rio Forte Investments, S.A. (“Rio Forte”, a holding company of the Espírito Santo Group with registered address in Luxembourg essentially for their non-financial services) amounting to Euro 897 million, which formed part of the PT Assets and were contributed in the capital increase of Oi. The composition of the outstanding amount as of May 5, 2014 was as follows:

•                  200 million euros subscribed by PT SGPS on April 15, 2014, and transferred to PT Portugal on May 5, 2014, in connection with the corporate reorganization of the Group, the maturity of which occurred on July 15, 2014;;

•                  647 million euros subscribed by PT Finance on April 15, 2014, the maturity of which occurred on July 15, 2014;

•                  50 million euros subscribed by PT Finance on April 17, 2014, the maturity of which occurred on July 17, 2014.

On July 15 and 17, 2014 the maturity of these instruments occurred, but the issuer did not settle its obligations.

Rio Forte requested the adoption of the controlled management regime in accordance with the Luxembourg legislation, although it was their understanding that they did not have the financial capacity to meet their financial commitments, a situation which was thought to be the most protective of their creditors’ interests, and that was rejected by the Luxembourg court. As a result of that rejection, Rio Forte was declared insolvent by the Luxemburg Court on December 8, 2014, and went into liquidation on the same date.

On July 28, 2014, following the default by Rio Forte, PT SGPS and Oi agreed on the main terms for the exchange of debt securities of Rio Forte held on that date by PT Finance and PT Portugal, amounting to Euro 897 million for 47,434,872 common shares and 94,869,744 preferred shares of Oi (after the reverse stock split done by Oi in December 2014) held on that date by PT SGPS. On September 8, 2014, this agreement was approved in the General Shareholders’ Meeting of PT SGPS and following such approval the parties involved concluded the respective final contracts, the terms of which established that:

•                  PT SGPS would exchange with Oi in Rio Forte in exchange for 47,434,872 common shares plus 94,869,744 preferred shares of Oi, representing 16.9% of its share capital;

•                  An American non-transferable purchase option (“Call Option”) would be attributed to PT SGPS in order to reacquire the Oi Shares that are the Objective of the Exchange (with the exercise price of 20.104 reais for common shares and 18.529 reais for preferred shares after Oi reverse stock split), which would be adjusted by CDI  plus 1.5% per year;

•                  The Call Option on the Oi Shares that are the Objective of the Option would enter into effect on the data of the Exchange, would have a maturity of six years, with the possibility of exercising the option by PT SGPS terminating at 10% at the end of the first year and 18% at the end of each subsequent year;

•                  Any amount received as a result of monetization of the Call Option through issue of derived instrument would have to be used for the exercise of the Call Option;

•                  PT SGPS could only acquire Oi or TmarPart shares through exercise of the Call Option;

•                  The Call Option would be canceled if (i) the bylaws of PT SGPS were to be voluntarily altered to remove the 10% vote limitation; (ii) PT SGPS were to act as a competitor of Oi or (iii) PT SGPS were to violate certain obligations arising from definitive documentation; and

•                  The contracts were signed on September 8, 2014, subject to approval by the CVM and would be executed by March 31, 2015.

On December 31, 2014, as stated above, execution of the exchanges and the purchase option were pending approval by the CVM. On March 4, 2015, the CVM approved the above contracts, conditional upon their approval at Oi’s General Shareholders’ Meeting, which occurred on March 26, 2015. The exchange has been executed on March 30, 2015.

On March 24, 2015, PT SGPS came to an agreement with Oi, PT Portugal, PT Finance and TmarPart for the Private Instrument of Assignment of Rights and Obligations and Other Fees (“Assignment Agreement”), by means of which PT Portugal transferred the Rio Forte Instruments to PT Finance, and conceded to PT Finance all pertaining rights and obligations in the terms of the Exchange Agreement (“Assignment”).

The Assignment Agreement also stipulated that the delivery of the Oi shares in the Exchange could be implemented by means of the transfer, by PT SGPS, of Oi’s shares object of the Exchange, or ADSs (American Depositary Shares), representative of Oi’s shares object of the Exchange, at PT SGPS’s criteria. Oi’s ADR Program is regulated by (1) the Deposit Contract (Ordinary Shares), signed on February 17, 2012, as amended, between Oi, the Bank of New York Mellon, in the quality of depositary, and all periodical holders of ADSs, issued in the terms of the abovementioned Agreement; and (2) by the Deposit Contract (Preferential Shares) signed on February 27, 2012, as amended, between Oi, the Depositary, and all periodical holders of ADSs, issued in the terms of the abovementioned Agreement.

On March 30, 2015, the Exchange was concluded, by means of which PT SGPS (1) deposited Oi’s shares object of the Exchange with the Depositary; and (2) instructed the Depositary to register the transfer of 47.434.872 ADSs ON and 94.896.744 ADSs PN to PT Finance, representing Oi’s shares object of the Exchange.

Therefore, on March 30, 20115, PT SGPS transferred the ADSs Object of the Exchange to PT Finance, and PT Finance transferred to PT SGPS the Rio Forte Instruments in the total main amount of Euro 897 million.

Additionally,  on March 30, 2015, the Call Option was effective.

On March 31, 2015, the Board of Directors of PT SGPS concluded negotiations with the other shareholders pertaining to Oi to the extent of signing a new agreement between the parties in relation to the company structure and the administration of Oi. In view of the impossibility of implementing migration from CorpCo to the segment called Novo Mercado [New Market] of the BM&FBovespa by March 31, 2015, the deadline stipulated in the agreements signed on September 8th 2014, and it became essential to sign a new agreement, which allowed Oi to anticipate the principal benefits distributed to the shareholders at the time that Oi’s capital increase was realized on May 5, 2014, without, however, failing to make every effort to migrate to the Novo Mercado. Thus, the parties agreed to a new company structure model and administration of Oi (“New Structure”), that in addition to the benefits and objectives disclosed before, are characterized by the following:

•                  All company and corporate administration transformation will be done at Oi with elimination of the necessity of creating CorpCo.

•                  Approval of new Corporate Bylaws for Oi, as well as signing of an amendment to the provisional voting commitment from its shareholders, in effect until implementation of the New Structure (“Vote Commitment”) that will enable: (i) implementation of a voluntary conversion program for preferred shares to ordinary shares issued by Oi at a rate of 0.9211 ordinary share per each preferred share, subject to a minimum buy-in of 2/3 of the preferred shares in order to give all of the shareholders the possibility of exercising the voting right and to maximize the possibility of existence of a single class of shares; (ii) implementation of the principle of one share, one vote. However, to preserve the equilibrium between shareholders and the distribution of desired control at the time of the Capital Increase of Oi, inclusion of a 15% limit on the voting right in Oi’s Corporate Bylaws, applicable to all of its shareholders was agreed upon; this limitation will cease to exist through verification of certain events, namely in the case of capital increase, operation of company reorganization or public offering of shares, in any case that results in the dilution of the current shareholder base (or acquisition of a stake, where applicable) greater than 50%; (iii) leveraging increase in liquidity, eliminating subjection to lock-up agreements of any shareholder; (iv) the election of a new Board of Directors at Oi with significant participation of independents, where the previously existing parity in CorpCo between the PT SGPS representatives and those of the Brazilian shareholders will be maintained; (v) extinction of TmarPart by incorporation into Oi, which will determine the end of the TmarPart and other controlling companies’ shareholders’ agreements, thus ensuring-the distribution of Oi’s shareholder control; (iv) possibility of using financial synergies through incorporation of Oi’s controlling companies, directly and indirectly; and (vii) the New Structure must be implemented as soon as possible and before October 2015. Thus, Oi will anticipate a new administration model that will cover the principal characteristics of the Novo Mercado.

•                  All of these significant changes will be subject to the approval at Oi’s general shareholders meeting and will be implemented as soon as possible after approval of ANATEL.

A change (“Amendment”) was signed to the Share Purchase Option Contract and Other Agreements entered into on September 8, 2014 such as the above, that will enable PT SGPS to liquidate its Oi share purchase option through sale on the market, giving Oi the right of first refusal in the acquisition of the Option if PT SGPS decides to sell it to third parties without previous consent by Oi. The Amendment is subject to approval of Oi’s general shareholders’ meeting and, if applicable, to the CVM’s approval. Oi is committed to call a general meeting to decide on the Amendment and Oi’s benchmark shareholders are committed to vote favorably for approval of the Amendment until August 31st 2015, to be completed until September 30th 2015.

After signing the new agreement with Oi and the execution of the Exchange on March 30, 2015, PT SGPS has as main asset investment 27.5% (direct and indirect interest) in Oi. PT SGPS still holds the Rioforte Instruments, and the Call Option on 47,434,872 common shares and 94,869,744 preferred shares of Oi.

f)                                       Bases of presentation

These financial statements pertain to the Company individually and were prepared according to the generally accepted accounting principles in Portugal (Note 2), and the financial statements are recorded according to the equity equivalence method, as referred to in Note 3.4. These individual financial statements considered the effect of equity and result consolidation of PT SGPS’s holdings, as at December 31, 2014 and 2013, on PT SGPS’s equity and net profit of the fiscal years ended on those dates, based on the respective financial statements, but not the effect of full consolidation of assets, liabilities, expenses and income.

In accordance with current legislation, the Company prepared consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), published separately. These consolidated financial statements include the financial statements of the companies in which Portugal Telecom holds management control.

The financial statements for the year ended December 31, 2014 were approved by the Board of Directors and authorized for issue on April 30, 2015 and are still subject to approval by the General Meeting of Shareholders under the commercial legislation in Portugal.

2.                                      Accounting standards for preparing the financial statements

These financial statements were prepared based on Decree-law nº. 158/2009, dated 13 July, and in accordance with the Conceptual Structure, Accounting and Financial Reporting Standards (“NCRF”) and Interpretative Standards, as approved by Notices nº 15652/2009, 15653/2009 and 15655/2009 of the General-Secretary of the Ministry of Finance, dated 27 August, which make up the New Portuguese accounting system, named “Sistema de Normalização Contabilística” (“SNC”).

The Company adopted NCRF for the first time in 2010 and applied for this purpose the “NCRF 3 Adoption For The First Time of NCRF” (“NCRF 3”), with the transition date being 1 January 2009 for the purposes of the presentation of these financial statements. As permitted by Decree-Law nº. 158/2009, the Company also applies the International Financial Reporting Standards (“IAS/IFRS”) and related interpretations (“SIC/IFRIC”) issued by the International Accounting Standards Board (“IASB”), in order to fill in the gaps or omissions in SNC regarding specific situations of certain transactions.

The consolidated financial statements of Portugal Telecom are prepared, since 1 January 2005, in accordance with IFRS as adopted by the European Union, which are applicable to the listed companies in the European Union.

On December 31, 2014, there is no difference between equity reported in these individual financial statements and equity attributable to the Company shareholders reported in the consolidated financial statements. The net income for the fiscal year ended on December 31, 2014 reported in these individual accounts (in accordance with NCRF) and that reported in the consolidated accounts (in accordance with IFRS) was negative in Euro 175 million and Euro 303 million, respectively, corresponding to a difference of 128 million euros that reflects (1) reversal of the existing differences regarding equity on December 31, 2013, of Euro 88 million, and (2) adjustments for negative cumulative currency translation adjustments amounting to Euro 40 million that were recycled to net income in the consolidated financial statements only in 2014, when these adjustments were realized upon the contribution to the capital increase in Oi. Both amounts were adjusted to net income assessed within the scope of Oi’s capital increase.

3.                                      Main Accounting Policies, judgments and estimates

These standalone financial statements were prepared on a going concern basis of accounting. The main accounting policies used in the preparation of these standalone financial statements are described below and were applied consistently.

Some accounting policies described below ceased to be directly applicable to the Company as of May 5, 2014, the date on which Portugal Telecom contributed the majority of its business and remaining assets and liabilities that were part of PT Assets to Oi’s capital increase (Note 1). However, these policies were applicable until that date, namely, in the preparation of the 2013 financial statements.

3.1.                            Tangible fixed assets

Tangible fixed assets are stated at acquisition cost, which includes the amount paid to acquire the asset and any expenses directly attributable to bringing the assets to the location and condition necessary for their operation.

Tangible fixed assets are depreciated on a straight-line basis from the month they are available for use. The depreciation rates reflect the useful life of each class of assets, as follows:

Asset class	Years o f useful life
Transportation equipment	4
Administrative equipment	3 - 8
Other tangible fixed assets	4 - 8

The gains and losses resulting from any write-off or disposal are determined by the difference between the amount received and the carrying value of the asset, and are recognized in the income statement when the write-off or disposal occurs.

3.2.                            Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. The remaining lease contracts are considered operating leases. The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liabilities are accounted for at the beginning of the contract as the lower amount between the fair value of the assets and the present value of minimum lease payments. Rents include the reimbursement of the liability and interest expense, with interest being recognized in the income statement based on a periodic interest rate over the remaining liability.

Under operating leases, rents are recognized on a straight-line basis during the period of the lease.

3.3.                            Concentration of business activities and goodwill

Acquisitions of subsidiaries are accounted for based on the purchase method. On the acquisition date, the purchase price includes the following components: (a) the fair value of assets acquired; (b) the fair value of liabilities incurred; (c) the fair value of equity instruments issued by the Company in exchange for the control of the subsidiary; and (d) expenses directly attributable to the acquisition. When applicable, the purchase price includes the effect of contingent payments agreed upon under the terms of the transaction, with subsequent changes in those payments being recorded as an adjustment to goodwill.

Any excess of the acquisition cost over the fair value of net assets acquired and contingent liabilities of the acquired company, at the date of acquisition, is recorded as goodwill, in accordance with “NCRF 14 Business Combinations” (“NCRF 14”). If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in net income. As provided for in NCRF 3, the Company applies NCRF 14 only to acquisitions occurred after 1 January 2009.

Goodwill is not amortized, but tested for impairment losses on an annual basis or whenever there is evidence of a potential loss of value. For impairment test purposes, goodwill is allocated to cash generating units. Any impairment loss is recognised in the income statement of the period, and cannot be reversed in a subsequent period.

3.4.                            Financial investments

Subsidiaries are those entities over which the Company has the power to govern the financial and operating policies of the entity, generally represented by the majority of the voting rights. Associated companies are entities over which the Company has a significant influence but not control, generally represented by stakes between 20% and 50% of voting rights. Joint venture: is an economic activity with the engagement of two or more partners subject to joint control based on a contractual agreement.

Financial investments in subsidiaries, associated companies and joint ventures are recorded under the equity method of accounting. Under this method, financial investments are initially recorded at acquisition cost and subsequently adjusted for the changes, after the acquisition date, in the Company’s share in the net assets of those entities. Portugal Telecom’s earnings include its share in the earnings of its subsidiaries and associated companies.

Financial investments in foreign entities are translated to Euros using the exchange rates prevailing at the balance sheet date, while the Company’s share in the earnings of those entities is computed based on the average exchange rates for the reported period. The effect of translation differences is recognised in shareholders’ equity under the caption “Adjustments to financial assets”, and is transferred to net income upon the disposal of a foreign entity or the transmission of the investment through another way. The exchange rates used in the translation of the main foreign entities (held directly or indirectly by Portugal Telecom) are as follows:

	2014		2013
Currency	Closing balance	Average	Closing balance	Average
USD	1.2141	1.3285	1.3791	1.3281
Real	3.2207	3.1211	3.2576	2.8685

Financial investments are evaluated whenever there is evidence they may be impaired and the related impairment losses are recorded in the income statement.

Gains obtained in transactions with subsidiaries, associated companies and joint ventures are eliminated proportionally to the Company’s share in those entities, against a reduction in the financial investment.

Capital gains resulting from the disposal of subsidiaries and associated companies within the Group are deferred or reversed until the date these investments are disposed of to a third party. Whenever these gains are deferred, their recognition in earnings is made under the caption “Equity in earnings/(losses) of affiliated companies”, on the proportion that goodwill or assets and liabilities identified in the allocation of the purchase price recorded by the acquirer is recognized in earnings.

Additional capital contributions and loans granted to subsidiaries, associated companies and joint ventures are recorded at nominal value, reduced by adjustments for estimated losses, if applicable.

3.5.                            Accrual basis

The Company records its revenue and expenses as they are generated or incurred, regardless of when they are received or paid, respectively.

3.6.                            Income tax

Income tax expense corresponds to the sum of current and deferred taxes. Deferred taxes are recognized in earnings except when they relate to items recorded directly in shareholders’ equity, in which case they are also recorded in shareholders’ equity.

The current income tax is computed based on the estimated taxable income for corporate income tax purposes, based on the statutory tax rate in Portugal, which is increased through a municipal tax and/or through an additional state surcharge depending on the collectible profit of the year (Note 10).

The income tax expense recorded in the financial statements was determined in accordance with “NCRF 25 Income Taxes”. In determining income tax expense for the year, besides the current tax based on profit before-tax adjusted in accordance with the tax legislation, it is also considered the effects of temporary differences between income before tax and taxable income originated in the year or in preceding years.

Deferred taxes correspond to the temporary differences between assets and liabilities for accounting purposes and the related amounts for taxable purposes. Deferred tax assets and liabilities are computed and evaluated annually, using the tax rates which are expected to be in force at the date of reversal of these temporary differences.

Deferred tax assets are recorded only when there is a reasonable expectation of sufficient future tax profits which allow for their use. As at the balance sheet date the Company conducts a reassessment of the temporary differences originating deferred tax assets, in order to record deferred tax assets not recognized previously and/or to reduce the amount of deferred tax assets that are recognized, based on the current estimate of its recoverable amount.

3.7.                            Accounts receivable

Accounts receivable are initially recognized at fair value, and subsequently measured at amortized cost, based on the effective interest rate method, reduced by impairment losses.

Impairment losses for doubtful accounts receivable are computed based on the evaluation of the estimated risks resulting from the non-collection of receivables and are recorded in the income statement.

3.8.                            Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered primarily through a sale transaction rather than through continuing use. This condition is regarded as met only when the subject transaction is highly probable and the asset or group of assets is available for immediate sale in its present condition. The sale should be completed within one year as from the date the asset was classified as held for sale.

Non-current assets classified as held for sale are measured at the lower of the assets’ previous carrying amount or the fair value less costs to sell.

3.9.                            Provisions and contingent liabilities

The Company recognizes provisions when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria is not accomplished, the Company discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions are recognized for an amount corresponding to the present value of the best estimate, at the reporting date, of the resources needed to settle the obligation. That estimate is determined considering the risks and uncertainties associated with the obligation. Provisions are reviewed at the end of each year and adjusted for in order to reflect the best estimate as of that date.

3.10.                     Loans obtained

Loans obtained are initially recognized at fair value, net of transaction costs incurred, and subsequently presented at amortized cost, based on the effective interest method.

Exchangeable bonds issued by Portugal Telecom are recognized as compound instruments, comprising the following two components: (i) the present value of the debt, estimated through the prevailing market interest rate for similar non-convertible debt, which is recorded as a financial liability; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, which is recorded directly in shareholders’ equity. As of the balance sheet date, the debt component is recognized at amortized cost and the shareholders’ equity component is recognized at the initial value.

3.11.                     Treasury shares

Equity swap contracts on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of shareholders’ equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

3.12.                     Balance sheet classification

Realizable assets and liabilities due over a period greater than one year from the balance sheet date are classified under non-current assets and non-current liabilities, respectively, at present value.

3.13.                     Foreign currency transactions and balances

Transactions denominated in foreign currencies (different from the Company´s domestic currency) are translated to Euros at the exchange rates prevailing at the time the transactions are made. Assets and liabilities in foreign currency for which there is no agreement for fixing an exchange rate are translated to Euros using the exchange rates prevailing at the balance sheet date. Favourable or unfavourable exchange rate differences arising from the differences between exchange rates in force at the date of the respective transactions and those applying on the date of collection or payment or at the balance sheet date are recorded as gains and losses in the income statement.

Assets and liabilities as at December 31, 2014 and 2013 were translated into Euros using the following exchange rates to the Euro reported by the Portuguese Central Bank:

Currency	2014	2013
USD	1.2141	1.3791
Real	3.2207	3.2576

3.14.                     Financial Assets and Liabilities

Financial assets and liabilities are recognized in the balance sheet when the Company becomes part of the corresponding contractual terms, and are classified in the following categories: (a) at cost or amortized cost; and (b) at fair value, with the respective changes being recorded in the income statement.

(a)                             Financial assets and liabilities at cost or amortized cost

Assets and liabilities are classified at cost or amortized cost if they: (a) have a defined maturity; (b) have a fixed or determined income; and (c) do not represent or include a derivative financial instrument.

Assets and liabilities classified in this category are measured at amortized cost reduced by accumulated impairment losses (for financial assets) and correspond primarily to the following asset and liability captions included in the Company’s balance sheet:

•                  Loans included under the caption “Financial investments - equity method of accounting”

•                  Loans obtained

•                  Balances with Group companies

•                  Suppliers

•                  Accrued expenses

•                  Advances to suppliers

•                  State and other public entities

•                  Other accounts receivable and payable

•                  Other financial assets and liabilities

•                  Cash and bank deposits

Amortized cost is determined through the effective interest method. The effective interest rate is the one that discounts the estimated future payments and receipts, during the term of the financial instrument, to the carrying value of the financial asset or liability.

(b)                                 Financial assets and liabilities at fair value

All the remaining financial assets and liabilities not included in the category “cost or amortized cost” are recognized at fair value. These financial assets and liabilities correspond primarily to interest and exchange rate derivative financial instruments.

The changes in the fair value of these derivatives are recognized through shareholders’ equity or profit and loss, depending on whether those derivatives meet or not the criteria for hedge accounting, respectively. These changes in fair value are recorded under the caption “Increases/(reductions) in fair value” (Note 22).

(c)                              Impairment of financial assets

Financial assets included under the caption “cost or amortized cost” are subject to impairment tests by the end of each year. Such assets are impaired when there is clear evidence that, as a result of one or more events occurred after their initial recognition, their future estimated cash flows will be affected.

For assets measured at amortized cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the present value of the revised future estimated cash flows discounted using the initial effective interest rate. For financial assets measured at cost, the impairment loss corresponds to the difference between the carrying amount of the asset and the best estimate of the asset’s fair value.

Subsequently, if there is a reduction in the impairment loss as a result of an event occurred after the initial recognition of the loss, the impairment should be reversed through earnings. The reversal is recognized up to the limit of the amount that would be recorded (at amortized cost) if the loss had not been initially recognized.

(d)                             Derecognition of financial assets and liabilities

The Company derecognizes financial assets when its contractual rights to obtain the asset’s cash flows expire, or when it transfers to another entity all the significant risks and rewards associated with the ownership of those assets. The Company derecognizes financial liabilities only when the corresponding obligation is settled, cancelled or expires.

3.15.                     Main accounting estimates and judgments

When preparing the financial statements in accordance with the NCRF, the Company’s Board of Directors uses estimates and assumptions that affect the application of accounting policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are considered probable under the circumstances on which the estimates are based, or as a result of new information or more experience. The most significant accounting estimates reflected in the financial statements are as follows:

(a)         Valuation of the investment in Oi. On May 5, 2014, the Company valued its new stake in Oi based on the price of the Oi shares in the capital increase realized on that date, having as of that date, appropriated its stake in Oi’s profit and loss using the equity method. In addition, starting on September 8, 2014, the portion of the investment in Oi to be delivered within the scope of the Exchange Agreement was classified as a non-current asset held for sale, and measured at fair value from thereonwards.

(b)         Recognition of provisions and adjustments . PT SGPS is party to various ongoing legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine the recognition of a possible provision for these contingencies. Adjustments for accounts receivable are calculated based primarily on the aging of the accounts receivable, the risk profile of the customers and their financial situation.  Regarding the provisions for other risks and costs concerning the impact of the Exchange Agreement, the Company made the best estimate regarding the financial impact of the Exchange Agreement entered into with Oi. Due to the short time frame, the company did not adjust the provision for the time value of money.

(c)          Deferred taxes. The Group recognizes and settles income taxes based on the results of operations calculated in accordance with the local corporate legislation, taking into consideration the provisions of the tax law, which are significantly different from the amounts calculated in accordance with the NCRF. In accordance with NCRF 25, the Company recognizes deferred tax assets and liabilities based on the difference between the carrying amount and the tax bases of the assets and liabilities. The Company periodically assesses the recoverability of deferred tax assets and recognizes an impairment loss whenever it is probable that these assets are not realizable, based on the historical information regarding taxable income, the projection of future taxable income, and the time estimated for the reversal of the temporary difference. These calculations require the use of estimates and assumptions and the use of different estimates and assumptions could result in the recognition of a provision for impairment losses for all or a significant portion of the deferred tax assets.

Estimates used are based on the best information available during the preparation of financial statements, although future events, neither controlled nor foreseeable by the Company, could occur and have an impact on those estimates. In accordance with “NCRF 4 Accounting Policies, Changes in Estimates and Errors” (“NCRF

4”), changes to these estimates that occur after the date of the financial statements are recognized in net income, using a prospective methodology.

3.16.                     Events that occurred after the balance sheet date

Events occurred after the balance sheet date that provide additional information about conditions existing at the balance sheet date are reflected in the financial statements. Events occurred after the balance sheet date that provide information about conditions that occur after the balance sheet date are not reflected in the financial statements, but are disclosed in the notes to the financial statements, if material.

4.                                      Cash Flows

The caption “Cash and cash equivalents” of the statement of cash flows includes cash on hand and bank deposits readily convertible to a known amount of cash.

The Company is exposed to a liquidity risk if its sources of funding, including cash balances, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match its financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments.  The Company understands that it has the ability to fulfill its obligations.

The cash flow statement was prepared in accordance with “NCRF 2 Statement of Cash Flows”, with the following aspects being worth mentioning.

(a)                                 Cash receipts (payments) relating to income taxes

In years ended December 31, 2014 and 2013, this caption has the following composition:

	Euro

	2014	2013
Collections from subsidiaries within RETGS, net (a)	36,968,398	118,857,008
Payments on account made by the Company (b)	—	(16,541,317)
Income tax reimbursements related to the previous year (c)	—	6,018,231
Other (d)	5,401,750	397,749
	42,370,148	108,731,671

(a)                                 In 2014, this item includes (1) receipts from affiliated companies related to payments on account of tax payable the following year, in the sum of Euro 53,506,615, net of (2) payments to affiliated companies in the sum of Euro 16,538,217. In 2013, this item includes (1) receipts from affiliated companies related to payments on account of tax payable the following year, in the sum of Euro 96,821,779 (Note 8), (2) receipts of Euro 18,641,756 euros for the fourth and last installment regarding the previous year income tax, and (3) a receipt of Euros 3,393,473 related to additional payments for prior years made by affiliated companies.

(b)                                 In 2013, PT SGPS made three additional payments on account of Euro 5.5 million each, for a total of Euro 16.4 million.

(c)                                  This item corresponds to reimbursements obtained as a result of overpayments on account made the previous year for tax collection determined in the scope of the tax consolidated regimes of PT SGPS.

(d)                                 In 2014, this item includes essentially (1) one value of 12,732,641 euros, received from the State for amounts unduly charged in the past related to municipal levy, tax benefits and international taxation, and (2) an additional tax payment for 2010, in the sum of 4,830,139.

(b)                                 Cash receipts and payments resulting from short-term financial applications

In 2014, this item is the sum received from PT Portugal for the transfer to that entity of investments in Rio Forte debt securities with a nominal value of 200 million euros (Note 1.e), which had initially been subscribed by PT SGPS on April 15, 2014.

In 2013, PT SGPS subscribed to debt securities issued by Espírito Santo International in the sum of 200 million.

(c)                                  Cash receipts resulting from financial investments

The composition of this caption in the 2014 and 2013 financial years is as follows:

Euro

	2014	2013
Reimbursement of additional paid in capital contributions (Note 7):
PT Portugal	2,895,109,518	2,100,000,000
PT Compras	—	35,500,000
PT Investimentos (“PTI”)	—	13,100,000
Africatel	—	1,687,500
	2,895,109,518	2,150,287,500
Disposal of financial investments:
PT Participações (Notes 1 and 7)	1,590,000,000	—
PT Finance (Notes 1 and 7)	255,000,000	—
Bratel Brasil (Note 7)	172,000,000	—
Taguspark	5,380,767	—
PT Investimentos (Notes 1 and 7)	4,702,322	—
PT Brasil (Notes 1 e 7)	2,662,714	—
INESC (Note 7)	1,995,192	—
PT Centro Corporativo (Notes 1 and 7)	1,482,662	—
Vortal	99,656	—
Vantec	80,000	—
APOR	55,000	—
Africatel (Note 7)	—	1,789,312,500
PT Imobiliária (Note 7)	—	11,499,672
PT Compras	—	293,965
Euroscom	—	121,305
TMM	—	3,831
Multicert	—	10
	2,033,458,313	1,801,231,283
Repayment / disposal of loans granted in connection with the disposal of financial investments:
INESC	888,882	—
Africatel (a)	—	313,605,020
Sportinveste (Note 7)	—	32,618,669
Yunit (Note 7)	—	2,228,329
PT Imobiliária	—	660,000
TMM	—	11,609
	888,882	349,123,627
Other cash receipts:
Previsão (Note 7)	—	1,850,426
	—	1,850,426
	4,929,456,713	4,302,492,836

(a)                                 In December of 2013, within the scope of the sale of Africatel Holdings BV to Africatel GmbH (Note 7), the company also transferred to Africatel GmbH, for its nominal value, the financing it had granted in previous years to Africatel Holdings BV. That financing was denominated in dollars, and a negative exchange variance of Euro 13,999,799 had been found in 2013 (Note 25), due to the difference between the value of the debt on the date of transfer and the balance of the debt on December 31, 2012, in the sum of 327,604.819.

(d)                                 Receipts (payments) related to loans granted

Receipts from the repayment of loans granted, net of payments for loans granted, amounted to Euro 2,309,687,487 in 2014 compared to net payments of Euro 1,216,969,482 in 2013, as per the following detail.

Euro

	2014	2013
Intercompany loans within centralized cash management:
PT Comunicações	342,322,397	—
PT Portugal	90,783,928	—
PT Centro Corporativo	43,765,831	—
PT Inovação e Sistemas	17,586,805	2,386,252
PT Participações	6,373,532	—
PT Cloud e Data Centers (former PT SI)	3,590,131	—
PT Contact	3,552,194	25,045,265
PT Sales	2,495,805	—
PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A. (“PT Pro”)	825,683	—
MEO S.A.	—	46,200,260
Other companies	581,324	—
	511,877,630	73,631,777
Intercompany loans within centralized cash management:
MEO S.A.	(8,384,405)	—
PT Comunicações	—	(224,357,190)
PT Centro Corporativo	—	(42,560,777)
PT Portugal	—	(32,889,653)
PT Participações	—	(6,348,960)
PT Cloud e Data Centers	—	(2,961,131)
PT Sales	—	(1,420,785)
PT Pro	—	(872,393)
Other companies	(5,738)	(9,780)
	(8,390,143)	(311,420,669)
Loans granted:
PT Portugal (Note 8.1)	—	(979,000,000)
PT Imobiliária	—	(290,000)
	—	(979,290,000)
Reimbursement of loans granted:
PT Portugal (Note 8.1)	1,806,200,000	—
INESC	—	109,410
	1,806,200,000	109,410
	2,309,687,487	(1,216,969,482)

(e)                                  Receipt of dividends

The composition of this caption in the 2014 and 2013 financial years is as follows:

Euro

	2014	2013
PT Finance (Note 7)	21,442,132	6,705,439
PT Centro Corporativo (Note 7)	922,064	916,068
PT Participações (Note 7)	—	24,000,000
Africatel (Note 7)	—	18,750,000
Vortal (Note 25)	—	42,341
	22,364,196	50,413,848

(f)                                   Payments regarding financial investments

The composition of this caption in the 2014 and 2013 financial years is as follows (Note 7):

Euro

	2014	2013
Acquisition of financial investments:
Bratel B.V.	4,195,000,000	—
Share capital increases:
PT Portugal	—	2,100,000,000
PT Participações	—	1,857,920,000
PT Compras	—	34,150,000
PT Cloud e Data Centers	—	3,000,000
	4,195,000,000	3,995,070,000
Other operations:
Acquisition of shares PT Brasil	—	8,869
	4,195,000,000	3,995,078,869

(g)                                 Receivables (payments) resulting from loans obtained

The composition of this caption in the 2014 and 2013 financial years is as follows:

Euro

	2014	2013
Transfers of financings to subsidiaries (a)	(3,200,292,857)	—
Commercial paper (Note 16)	(397,850,000)	1,575,250,000
Equity swap on own shares (Note 16)	(73,210,079)
Bank loan obtained in May 2013 (Note 16.3)	—	70,000,000
Other Bank loans	—	(74,489,181)
Leases and other loans obtained	(132,201)	(325,218)
	(3,671,485,137)	1,570,435,601

(a)                                 As mentioned in Note 1, within the scope of the capital increase of Oi performed on May 5, 2014, PT SGPS transferred to its affiliates all of the financings on that date, for their respective nominal value, totaling approximately Euro 3,200 million, including essentially (1) the loan for convertible bonds (Euro 750 million), (2) the retail notes (Euro 400 million), and (3) debts within the scope of commercial paper programs (Euro 1,353 million) and bank financing (Euro 697 million).

(h)                                 Cash and cash equivalents

As at December 31, 2014 and 2013, this caption is made up as follows:

Euro

	2014	2013
Cash	6,000	2,000
Bank deposits immediately available	105,809,419	541,960,115
	105,815,419	541,962,115

5.                                      Changes to accounting policies and estimates, and mistakes

The Company did not adopt any new or revised standard or interpretation during the year ended December 31, 2014, and did not voluntarily change other accounting policies or accounting estimates.

During the year ended December 31, 2014, the Company did not adjust its financial statements for any material errors from previous years.

6.                                      Tangible fixed assets

During the years ended December 31, 2014 and 2013, movements occurred in tangible fixed assets were as follows:

Euro

	2014
	Buildings and other constructions	Transportation equipment	Administrative equipment	Other tangible fixed assets	Total
Gross amount
Opening balance	111,715	1,223,822	261,077	1,062,188	2,658,802
Acquisitions	—	12,295	17,651	—	29,946
Disposals	—	(842,110)	(248,673)	(957,791)	(2,048,574)
Transfers and write-offs	(111,715)	(244,714)	(6,924)	(104,397)	(467,750)
Closing balance	—	149,293	23,131	—	172,424
Accumulated depreciation
Opening balance	111,715	751,881	256,733	104,972	1,225,301
Depreciation	—	92,348	—	—	92,348
Disposals	—	(552,182)	(244,330)	(574)	(797,086)
Transfers and write-offs	(111,715)	(244,713)	(6,923)	(104,398)	(467,749)
Closing balance	—	47,334	5,480	—	52,814
Carrying amount	—	101,959	17,651	—	119,610

Euro

	2013
	Buildings and other constructions	Transportation equipment	Administrative equipment	Other tangible fixed assets	Total
Gross amount
Opening balance	111,715	1,276,573	903,273	1,064,394	3,355,955
Acquisitions	—	356,326	—	—	356,326
Disposals	—	(321,149)	—	—	(321,149)
Transfers and write-offs	—	(87,928)	(642,196)	(2,206)	(732,330)
Closing balance	111,715	1,223,822	261,077	1,062,188	2,658,802
Accumulated depreciation
Opening balance	111,715	811,981	894,174	107,178	1,925,048
Depreciation	—	232,534	4,755	—	237,289
Disposals	—	(267,610)	—	—	(267,610)
Transfers and write-offs	—	(25,024)	(642,196)	(2,206)	(669,426)
Other	—	—	—	—	—
Closing balance	111,715	751,881	256,733	104,972	1,225,301
Carrying amount	—	471,941	4,344	957,216	1,433,501

7.                                      Financial investments

7.1.                            Equity method

During 2013 and 2014, the movements occurred in this caption were as follows:

Euro

	2014
	Investments in subsidiary companies	Additional paid in capital contributions in subsidiary companies	Investments in associated companies	Goodwill	Investments in joint ventures	Total
Gross amount
Opening balance	4,499,597,933	3,206,050,000	888,506	61,419,919	—	7,767,956,358
Increases	4,326,264,957	—	—	—	1,853,863,636	6,180,128,593
Reductions	(2,792,881,760)	(2,895,109,518)	(888,506)	—	—	(5,688,879,784)
Equity method	(3,754,486,128)	—	—	—	(620,214,667)	(4,374,700,795)
Contribution to the Oi’s share capital increase (Note 19)	(2,228,363,853)	(310,940,482)	—	(61,419,919)	—	(2,600,724,254)
Dividends	(22,364,196)	—	—	—	—	(22,364,196)
Transfer of share to non-current assets held for sale (Note 7.2)	—	—	—	—	(750,366,963)	(750,366,963)
Other	212,625,865	—	—	—	—	212,625,865
Closing balance	240,392,818	—	—	—	483,282,006	723,674,824
Impairment losses
Opening balance	—	—	1,276,826	16,129,000	—	17,405,826
Reductions	—	—	(1,276,826)	—	—	(1,276,826)
Contribution to the capital increase in Oi (Note 19)	—	—	—	(16,129,000)	—	(16,129,000)
Closing balance	—	—	—	—	—	—
Carrying amount	240,392,818	—	—	—	483,282,006	723,674,824

Euro

	2013
	Investments in subsidiary companies	Additional paid in capital contributions in subsidiary companies	Investments in associated companies	Goodwill	Advances for financial investments	Total
Gross amount
Opening balance	1,658,651,324	5,356,337,500	6,227,436	61,419,919	—	7,087,703,327
Increases	3,995,078,869	—	—	—	—	3,995,078,869
Reductions	(634,012,075)	(2,150,287,500)	(1,995,203)	—	—	(2,791,361,926)
Equity method	(473,732,021)	—	(3,447,311)	—	—	(477,179,332)
Dividends	(50,371,507)	—	—	—	—	(50,371,507)
Other	3,983,343	—	103,584	—	—	4,086,927
Closing balance	4,499,597,933	3,206,050,000	888,506	61,419,919	—	7,767,956,358
Impairment losses
Opening balance	—	—	6,170,175	—	—	8,758,915
Increases	—	—	—	16,129,000	—	16,129,000
Reductions	—	—	(4,893,349)	—	—	(4,893,349)
Other	—	—	—	—	—	(2,588,740)
Closing balance	—	—	1,276,826	16,129,000	—	17,405,826
Carrying amount	4,499,597,933	3,206,050,000	(388,320)	45,290,919	—	7,750,550,532

(a)                                 Increases

In the fiscal years of 2013 and 2014, the increased financial holdings as accounted for by the equity method, including goodwill and loans granted to associated companies, were the following (Note 4):

Euro

	2014	2013
Acquisition of financial investments
Oi, S.A. (a)	1,853,863,636	—
Bratel B.V. (b)	4,144,999,703	—
Bratel Brasil (c)	181,265,254	—
PT Brasil	—	8,869
Share capital increases at (Note 4):
PT Portugal	—	2,100,000,000
PT Participações	—	1,857,920,000
PT Compras	—	34,150,000
PT Investimento	—	3,000,000
	6,180,128,593	3,995,078,869

(a)                                 As a result of the contribution for the capital increase in Oi performed on May 5, 2014, PT SGPS acquired a direct interest in Oi of 32.8%. The initial investment in Oi was measured at fair value of the shares implicit in the capital increase (BRL 2.17 per common share and BRL 2.00 per preferred share), in the amount of BRL 5,710 million, equivalent to Euro 1,854 million at the exchange rate on that date (Note 19).

(b)                                 On May 2, 2014, PT SGPS acquired from PT Móveis, for a total amount of Euro 4,195 million (Notes 1 and 4), the 100% interest in Bratel BV, the company that indirectly held through Bratel Brasil the investment in Grupo Oi before the aforementioned capital increase, since this investment was not part of the net assets that were to be transferred to Oi in the capital increase. As a result of this transaction, a loss of Euro 50 million was ascertained that was included in the heading “Losses in subsidiaries” (Note 19), since the subsidiary PT Móveis recognized on that date a capital gain of the same amount.

(c)                                  In February 2014, the Company subscribed a capital increase of Bratel Brasil by payment in kind of carved-out assets of PT Brasil, as explained below. As a result of this transaction, the Company holds an interest of 6.55% in Bratel Brasil.

b)                                     Reductions

In fiscal years 2014 and 2013, reductions in financial investments recorded by the equity method of accounting were as follows:

Euro

	2014	2013
Reimbursement of additional paid in capital contributions (Note 4):
PT Portugal	2,895,109,518	2,100,000,000
PT Compras	—	35,500,000
PT Investimentos	—	13,100,000
Africatel	—	1,687,500
	2,895,109,518	2,150,287,500
Disposal of financial investments:
PT Participações (a)	2,171,314,321	—
PT Internacional B.V. (b)	250,189,233	—
Bratel Brasil (c)	181,265,254	—
PT Investimentos (d)	4,702,322	—
PT Brasil (d)	2,662,714	—
PT Centro Corporativo (d)	1,482,662	—
Páginas Amarelas (e)	888,506	—
Africatel (f)	—	620,659,561
PT Imobiliária (g)	—	11,499,672
INESC (g)	—	1,995,192
Other	—	2,427
	2,612,505,012	634,156,852
Reimbursement/disposal of loans granted:
INESC	—	2,838,819
Yunit (Note 4)	—	2,228,329
	—	5,067,148
Other movements:
Spin-off assets of PT Brasil (c)	181,265,254	—
Previsão (Nota 4) (h)	—	1,850,426
	181,265,254	1,850,426
	5,688,879,784	2,791,361,926

(a)                                 On May 2, 2014, PT SGPS disposed of PT Móveis for the amount Euro 2,240 million (Note 1), its interest of 100% in PT Participações, having determined a deferred capital gain of Euro 69 million (Note 13) in this intra-group transaction. The Company only received Euro 1,590 million (Notes 1 and 4), since an amount of Euro 650 million (Note 1) was deducted in connection with the adjustment to the sale price of Africatel Holdings BV, as explained in Note 1.

(b)                                 On May 5, 2014, PT SGPS sold to PT Portugal, for the amount Euro 255 million (Notes 1 and 4), its interest of 100% in PT Finance, having determined a deferred capital gain of Euro 5 million (Note 13) in this intra-group transaction.

(c)                                  In February 2014, a carve-out of the investments held by PT Brasil and CTX Participações and Contax was made, which the Company delivered to Bratel Brasil as a contribution in kind for a capital increase of the latter entity. As a result of this transaction, the Company obtained an interest of 6.55% in Bratel Brasil, which was valued at a book value of the carved.out assets of PT Brasil, amounting to Euro 181 million. In March 2014, PT SGPS sold to Bratel BV, for the amount Euro 172 million (Note 4), the interest of 6.55% in Bratel Brasil, with a loss of Euro 9 million (Note 19), corresponding to the difference between the selling price and the book value of the investment.

(d)                                 In March 2014, PT SGPS sold to PT Portugal, for their book value, the 100% interests it held in these entities (Notes 1 and 4).

(e)                                  In January 2014, PT SGPS disposed of the interest it held in Páginas Amarelas.

(f)                                   In December 2013, within the scope of the corporate reorganization of the Group (Note 1), the Company disposed of the 75% interest in Africatel Holdings BV to Africatel GmBH for the total amount Euro 1,791.0 million (Note 4), including supplementary capital of Euro 1.7 million (Note 4), having obtained a deferred capital gain of Euro 1,169 million corresponding to the difference between the selling price and the book value of this investment.  In 2014, as provided for in an agreement, the parties agreed to a revision of this selling price of some Euro 650 million (Note 13), an amount that was deducted from the initially assessed deferred capital gain and was settled within the scope of the disposal of PT Participações, as mentioned above.

(g)                                  At the end of 2013, also within the scope of the corporate reorganization of the Group (Note 1), the Company disposed of the financial interests it held in these wholly-owned, directly or indirectly, subsidiary entities, for their book values, by PT SGPS (Note 4). The INESC sales value was only received in 2014.

(h)                                 Within the scope of an agreement concluded with PT Portugal, PT SGPS received an advance in 2013 on the sale of the financial interest it held in this entity, therefore this investment was classified as a non-current asset held for sale on December 31, 2013. The completion of this transaction was pending approval of the Insurance Institute of Portugal (“Instituto de Seguros de Portugal2), which was obtained in 2014.

c)             Equity

In the fiscal years 2014 and 2013, the movements in equity holdings in subsidiaries, associated companies and joint ventures resulting from the use of the equity method was recorded as follows:

Euro

	2014	2013
Losses in affiliated companies (Note 19)	(4,076,170,245)	234,129,864
Adjustments to financial assets (Note 14)	(298,530,550)	(711,309,196)
	(4,374,700,795)	(477,179,332)

Below is the share price of Oi in 2013 and throughout 2014:

Price per share

	2013	2014
	31.12	5.05	30.06	30.09	31.12
Oi ON share price (Reais)	36.10	21.70	20.80	17.90	9.15
Oi PN share price (Reais)	35.90	20.00	19.50	17.40	8.61
Real/Euro foreign exchange rate	3.2576	3.0800	3.0002	3.0821	3.2207
Oi ON share price (Euro)	11.08	7.05	6.93	5.81	2.84
Oi PN share price (Euro)	11.02	6.49	6.50	5.65	2.67

(i)            Following the reverse stock split in December 2014 (10 shares converted into 1 share), the prices relative to 30.09 and earlier were restated to ensure comparability with prices as at 31 December 2014.

d)            Dividend distribution

The dividends awarded to subsidiaries during fiscal years 2014 and 2013 are composed as follows (Note 4):

Euro

	2014	2013
PT Finance	21,442,132	6,705,439
PT Centro Corporativo	922,064	916,068
PT Participações	—	24,000,000
Africatel	—	18,750,000
	22,364,196	50,371,507

e)             Other movements

Euro

	2014	2013
Deferred capital gains related to Meo, S.A (Note 13)	209,764,181	—
Dividends paid by Portugal Telecom in relation to the shares held by Oi (Note 14.6) (a)	2,076,949	6,774,269
Income tax paid by Oi in relation to the dividends received from Portugal Telecom	—	(2,303,251)
Other	784,735	(384,091)
	212,625,865	4,086,927

(a)           Whereas the shares of PT SGPS held by Oi are classified as treasury shares in the individual Balance Sheet of the Company, the accounting movements regarding the dividend payment of these shares, net of their tax effects, were presented as an increase in the book value of the investment held indirectly in Oi.

f)             Goodwill

As at December 31, 2013, goodwill in the amount of Euro 45,290,919 is in respect of the business of telephone directories developed by a subsidiary of PT Portugal and Páginas Amarelas. During fiscal year 2013, an impairment loss was booked amounting to Euro 16,129,000 (Note 24) on this goodwill to address the decline in the business of telephone directories, which has intensified in the recent past and culminated on July 15, 2013, with the presentation by Páginas Amarelas before the Commercial Court in Lisbon of a Special Plan to Revitalize the company. The interest in Páginas Amarelas was sold in January 2014.

7.2.         Non-current assets held for sale

On December 31, 2014 and 2013, this heading is made up as follows:

		Euro

	2014	2013
Investment share in Oi classified as held for sale	388,380,655	—
Previsão	—	1,850,426
	388,380,655	1,850,426

Oi.

On September 8, 2014, PT SGPS concluded an Exchange Agreement with a portion of Oi shares held directly by PT SGPS, representing 16.9% of the outstanding shares of Oi on that date, for debt securities of Rio Forte held indirectly by Oi. This Agreement was executed on March 30, 2015 after obtaining all necessary approvals. As a result of the Agreement that was concluded on September 8, 2014, the investment portion of Oi to deliver under the Exchange Agreement, corresponding to the interest of 16.9% mentioned above, was classified as a non-current asset held for sale and measured at its fair value based on the share price of Oi. The remaining interest of 15.9% remained classified as an investment in joint ventures on December 31, 2014 and accounted for in accordance with the equity method (Note 7.1).

On December 31, 2014, this heading amounts to Euro 388 million, valued at the fair value of the Oi shares under the Exchange Agreement entered into with Oi on September 8, 2014.  The fair value of these shares was determined based on the share price of Oi on December 31, 2014, having recorded a loss of Euro 362 million (Note 22) which basically reflects the devaluation of those Oi shares between September 8 and December 31, 2014.

Sportinveste

In December 2013, within the scope of the corporate reorganization of the Group, PT SGPS sold to PT Comunicações its stake of 50% of Sportinveste Multimédia SGPS, S.A. (“Sportinveste Multimédia”). This transactions was made for a total amount of Euro 32,618,669 (Note 4), the nominal value of supplementary installments and loans granted to this entity, so that the Company ascertained a capital gain in the amount of Euro 27,964,927 (Note 19) corresponding to the difference between the sale price and the book value of this investment, amounting to Euro 4,653,742.

This investment was classified as a non-current asset held for sale within the scope of an Agreement entered into on December 20, 2012, in relation to a set of transactions at the end of which PT SGPS would hold a 25% stake in a joint venture comprising the current Sport TV Portugal S.A. (“Sport TV”), Sportinveste Multimédia SGPS, S.A. (“Sportinveste Multimédia”) and P.P. TV — Publicidade de Portugal e Televisão, S.A. (“PPTV”). This investment was transferred to Oi on May 5, 2014.

Previsão

Within the scope of the reorganization of the shareholdings mentioned above, at year end 2013, PT SGPS entered into an Agreement with PT Portugal regarding the sale of the interest held in Previsão, having received, still in 2013, an advance on the sale of the interest in this financial holding (Note 8), which was completed in 2014, after obtaining approval from the “Instituto de Seguros de Portugal” (Insurance Institute of Portugal).

As a result of the Agreement, the investment in Previsão was classified as a non-current assed held for sale and its book value amounted to Euro 1.9 million on December 31, 2013.

8.             Related parties

8.1.         Balances with Group companies

On December 31, 2014 and 2013, the detail of the headings “Balances with Group companies” of current and non-current assets and current liabilities is as follows:

Euro

	2014	2013
DEBIT BALANCES
Non-Current
Loans granted (a)	—	1,806,200,000
Total non-current	—	1,806,200,000
Current
Intercompany loans granted within the centralized cash management system (b)	—	511,845,872
Accounts receivable within the tax consolidation regime (c)	—	20,092,250
Other (d)	114,903	42,003,456
Total current	114,903	573,941,578
Total	114,903	2,380,141,578
CREDIT BALANCES
Current
Accounts payable within the tax consolidation regime (c)	—	22,096,003
Dividends attributed	856,549	852,327
Other (e)	82,166	1,952,841
Total current	938,715	24,901,171

(a)           This heading refers to loans granted to PT Portugal. During fiscal year 2013, PT SGPS granted loans to this subsidiary in the amount of EURO979 million (Note 4). PT Portugal reimbursed the entire outstanding balance on December 31, 2013, amounting to EURO1,806.2 million (Note 4).

(b)           On December 31, 2013 the loans granted within the scope of the centralized cash management system, which were fully reimbursed in 2014 (Note 4), are as follows:

Euro

	2014	2013
PT Comunicações	—	342,322,397
PT Portugal	—	90,783,928
PT Centro Corporativo	—	43,765,831
PT Inovação	—	17,586,805
PT Participações	—	6,373,532
PT SI	—	3,590,131
PT Contact	—	3,552,194
PT Sales	—	2,495,805
PT PRO	—	825,683
MEO S.A.	—	—
Other	—	549,566
	—	511,845,872

(c)           On December 31, 2013, this heading showed a net creditor balance of Euro 2,003,753, including essentially: (1) Corporate Income Tax determined by the subsidiaries included in the Special Taxation of Group Companies (RETGS), amounting to Euro 99,545,344; (2) the payments on account made by these companies, amounting to Euro 96,821,779 (Note 4), and (3) the tax payable to subsidiaries regarding withholding taxes and tax credits, amounting to Euro 4,727,318.

(d)           On December 31, 2013 this heading included Euro 24.4 million receivable from PT Portugal relating to interest of loans granted.

(e)           On December 31, 2013, this heading included Euro 1,850,426 referring to the advance payment in respect of the transfer of control of the financial interest in Previsão, as described in Note 7.

8.2.         Financial investments in subsidiaries and joint ventures

On December 31, 2014 and 2013, the detail of the financial investments in subsidiaries and joint ventures is as follows (Notes 7 and 19):

Euro

	2014			2013
Company name	% held	Financial investments	Share on net income	% held	Financial investments	Addicional paid-in capital	Share on net income
SUBSIDIARIES:
Bratel BV (a)	100.00%	240,392,818	(3,863,121,583)	—	—	—	—
PT Participações (b)	—	—	23,841,915	100.00%	2,149,710,675	—	277,266,829
PT Portugal (a)	—	—	(7,719,417)	100.00%	1,895,140,407	3,206,050,000	(145,759,331)
PT Finance (b)	—	—	(1,922,139)	100.00%	267,318,693	—	15,207,322
PT Brasil (b)	—	—	(869,277)	99.99%	183,178,459	—	5,800,659
PT Investimentos (b)	—	—	1,463,719	100.00%	3,238,603	—	6,096,493
PT Centro Corporativo (b)	—	—	1,393,631	100.00%	1,011,096	—	922,065
PT Imobiliária (c)	—	—	—	—	—	—	(256,691)
Africatel (c)	—	—	—	—	—	—	78,146,107
PT Compras (c)	—	—	—	—	—	—	105,282
		240,392,818	(3,846,933,151)		4,499,597,933	3,206,050,000	237,528,735
ASSOCIATED COMPANIES:
Páginas Amarelas (d)	—	—	—	19.88%	888,506	—	(3,286,477)
Yunit ©	—	—	—	—	—	—	(162,411)
		—	—		888,506	—	(3,448,888)
JOINTLY CONTROLLED ENTITIES
Oi (a)	32.82%	483,282,007	(229,237,094)	—	—	—	—
		483,282,007	(229,237,094)		—	—	—
NON-CURRENT ASSETS HELD FOR SALE:
Previsão — Sociedade Gestora de Fundos de Pensões, S.A. (d)	—	—	—	82,05%	1,850,426	—	50,017
			—	—	1,850,426	—	50,017
		723,674,825	(4,076,170,245)		4,502,336,865	3,206,050,000	234,129,864

(a)             As mentioned in Notes 1 and 7, PT SGPS acquired this financial interests in 2014, the first of which for an amount of Euro 4,195 million and the second through a subscription of a capital increase by a contribution in kind of its 100% interest in PT Portugal.

(b)             The financial interests in these companies were disposed of during the fiscal year ending December 31, 2013, within the scope of the reorganization of the financial interests held by PT SGPS (Note 1).

(c)             The financial interests in these companies were disposed of during the fiscal year ending December 31, 2014, within the scope of the reorganization of the financial interests held by PT SGPS (Note 1).

(d)             The financial interest held in this company was disposed of in January 2014.

8.3.         Balances and transactions with Related Parties

In addition to the outstanding debtor and creditor balances included in the headings “Balances with Group companies”, as detailed above (Note 8.1), the Company had other accounts receivable and payable to Group companies classified under other headings of assets and liabilities. The nature and detail of the main balances on December 31, 2014 and 2013 are as follows:

Euro

	2014
	Shareholders and Group companies (debit balance) (a)	Total accounts receivable	Suppliers and accrued expenses	Total accounts payable
JOINT VENTURES:
PT Portugal	1,845	1,845	(7,871,258)	(7,871,258)
PT Comunicações	438	438	(42,234)	(42,234)
PT Inovação	—	—	(17,651)	(17,651)
PT Brasil	112,596	112,596	115,540	115,540
PT Centro Corporativo	24	24	(58,892)	(58,892)
PT Pro	—	—	(36)	(36)
	114,903	114,903	(7,874,531)	(7,874,531)

Euro

	2013
	Loans granted to associated companies	Shareholders and Group companies (debit balance) (a)	Other accounts receivable (b)	Total accounts receivable	Shareholders and Group companies (credit balance)	Loans obtained	Suppliers and accrued expenses	Total accounts payable
SUBSIDIÁRIAS:
PT Portugal	—	1,925,413,570	34,914,655	1,960,328,225	—	—	—	—
PT Comunicações	—	345,526,081	5,318,001	350,844,082	—	—	(105,673)	(105,673)
PT Centro Corporativo	—	44,436,952	113,675	44,550,627	—	—	(865,436)	(865,436)
PT Inovação	—	17,802,312	242,143	18,044,455	—	—	—	—
PT Brasil	—	8,677,620	27,610	8,705,230	—	—	(747,747)	(747,747)
PT Pro	—	6,960,690	45,169	7,005,859	—	—	(10)	(10)
PT II	—	6,632,244	15,173	6,647,417	—	—	—	—
PT Participações	—	6,373,532	54,545	6,428,077	(3,236,746)	—	—	(3,236,746)
PT Contact	—	5,961,631	68,977	6,030,608	—	—	—	—
PT Móveis	—	5,644,839	4,268	5,649,107	—	—	—	—
PT SI	—	3,821,101	93,348	3,914,449	—	—	—	—
PT Sales	—	2,694,719	76,899	2,771,618	—	—	—	—
MEO S.A.	—	—	40,630	40,630	(18,423,166)	(8,390,143)	(297)	(26,813,606)
Africatel	—	474	—	474	—	—	—	—
Outras empresas	—	60,424	17,926	78,350	(436,091)	—	(547)	(436,638)
ASSOCIADAS:								—
Yunit	—	122,553	64,267	186,820	—	—	—	—
Sportinveste	—	—	7,703	7,703	—	—	—	—
Outras empresas	—	12,836	—	12,836	—	—	(1,848)	(1,848)

	—	2,380,141,578	41,104,989	2,421,246,567	(22,096,003)	(8,390,143)	(1,721,558)	(32,207,704)

(a)             As mentioned above, the outstanding balance with shareholders and companies of the Group on December 31, 2013 mainly concern the granted financing and debts within the scope of the tax consolidation regime.

(b)             This heading mainly includes the financial burden to be charged to subsidiaries, particularly within the scope of financing granted to them.

In fiscal years 2014 and 2013, the nature and detail of the main transactions with the Group are as follows:

Euro

	2014				2013
	Net interest and related income	Supplies and external services	Recovery of costs of wages and salaries	Other operational income (expenses)	Net interest and related income	Supplies and external services	Recovery of costs of wages and salaries	Other operational income (expenses)
SUBSIDIARIES:
Africatel	—	—	—	—	22,863,720	—	—	1,359,207
PT Portugal	34,401,589	—	—	—	83,904,796	—	—	—
PT Comunicações	4,701,924	(355,113)	(59,817)	—	12,092,103	(348,597)	—	—
MEO S.A.	339,795	—	—	—	641,049	—	—	—
PT Contact	—	—	—	—	573,967	—	—	—
PT Centro Corporativo	593,367	(1,289,515)	272,493	—	521,716	(1,000,592)	1,148,123	—
PT Sales	45,852	—	—	—	312,834	—	—	—
PT Inovação	—	—	—	—	1,094,205	—	—	—
Outras empresas	977,852	—	—	69,906	886,354	(368)	260,866	251,337
ASSOCIATED COMPANIES:
Sportinveste	—	—	—	—	32,643	—	—	—
Outras empresas	—	—	(1,840,657)	(1,401)	—	—	(1,873,560)	(1,100,142)
	41,060,379	(1,644,628)	(1,627,981)	68,505	122,923,387	(1,349,557)	(464,571)	510,402

8.4.         Other information

For the fiscal years ended December 31, 2014 and 2013, fixed remuneration of Board members, which were established by the Remuneration Committee, amounted to Euro 5.02 million and Euro 5.52 million respectively.

Under the terms of the remuneration policy established by the Remuneration Committee, the executive Board members are entitled to receive a variable remuneration depending on performance achieved, 50% of which must be paid the following year and the remaining 50% must be paid three years later if certain performance measures are met. PT SGPS annually recognizes the charges for this variable compensation.

For the fiscal year ended December 31, 2014, the annual variable compensation for the year 2013 paid to 7 Board members totaled Euro 1.74 million. For the year ended December 31, 2013, the variable compensation related to 2012 paid to executive Board members amounted to Euro 2.2 million. Additionally, in the year 2014, in accordance with established policy for executive directors, PT SGPS to paid an amount of Euro 4.89 million to current and former executive Board members for the variable remunerations of 2010 and the associated bonus in respect of the Vivo sale. Additionally, within the scope of the termination of executive functions, Euro 2.68 million was paid, which includes an amount relating to deferred bonuses of previous years.

Under the strategic partnership agreement signed with Oi and Contax, four Board members of PT SGPS (five in 2013) carried out executive roles in these companies (jointly controlled entities of the Company) and received in 2014 and 2013 total fixed compensation in the amount of R$0.72 million (Euro 0.2 million) and R$1.02 million (Euro 0.4 million), respectively, which was established by the competent corporate bodies, according to local legislation.

In addition to the above remuneration, Board members are entitled to fringe benefits that are primarily used in carrying out their daily functions.

For the year ended December 31, 2014, PT SGPS key employees received fixed and variable remuneration amounting to Euro 1.2 million and Euro 0.3 million, respectively. For the year ended December 31, 2013, the PT SGPS directors received fixed and variable remuneration amounting to Euro 4.4 million and Euro 2.2 million respectively.

On December 31, 2014, no stock based or any compensation program of was in force nor any other or termination benefit programme. On December 31, 2014, PT SGPS has no outstanding amounts payable with the members of the Board of Directors or key management personnel.

For the year ended December 31, 2014, the fees paid to the Statutory Auditor of PT SGPS amounted to Euro 0.26 million, corresponding to audit fees with respect to PT SGPS.

For additional information related to the remuneration of Board members and Key employees, we refer readers to the Corporate Governance Report included in the Annual Report.

9.             Other financial assets

The composition of the other financial assets on December 31, 2014 and 2013 is as follows:

Euro

	2014	2013
OTHER FINANCIAL ASSETS
Non-Current
Other	3,440	729
Total non-current	3,440	729
Current
Short-term investments (a)	—	200,000,000
Total current	—	200,000,000
Total other financial assets	3,440	200,000,729

(a)           This heading includes debt securities issued by Espírito Santo International in the amount of Euro 200 million, which were subscribed by PT SGPS on October 29, 2013 and settled at maturity on January 29, 2014.

10.          Income tax

10.1.       Classification

In 2013, the companies located in mainland Portugal were subject to Corporate Income Tax (IRC) at a base rate of 25%, with an additional (1) Municipal Surtax of up to 1.5% levied on taxable income, and (2) a State Surtax of 3.0% levied on taxable profit between Euro 1.5 million and Euro 7.5 million and of 5.0% levied on taxable profit in excess of Euro 7.5 million, resulting in a maximum aggregate tax rate of approximately 31.5%, for taxable profit in excess of Euro 7.5 million.

From January 1, 2014, following the change in tax legislation, passed in December 2013, the Corporate Income Tax Rate (IRC) increased to 23% of up to 1.5% levied on taxable income and a State Surtax of 3.0% applicable to taxable profit between Euro 1.5 million and Euro 7.5 million, 5.0% applicable to taxable profit between Euro 7.5 million and Euro 35 million and 7% applicable to taxable profit above Euro 35 million, resulting in a maximum aggregate rate of approximately 31.5% on taxable profits exceeding Euro 35 million.

In 2014 and 2013, the Company ascertained tax losses on an individual basis, therefore the Company applied the rates of 23.0% and 25.0% to calculate the respective estimated tax on income.

When calculating taxable income to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries.

In fiscal years 2013, the tax base of the Company was estimated in accordance with the Tax consolidation regime (Special Taxation of Group Companies - “RETGS”), including the following subsidiaries: PT Comunicações, S.A.; Meo — Serviços de Comunicações e Multimédia, S.A. (previously: TMN — Telecomunicações Móveis Nacionais, S.A.); PT Contact — Telemarketing e Serviços de Informação, S.A.; PT Imobiliária, S.A.; PT Inovação, S.A.; PT Móveis, SGPS, S.A.; PT Pro - Serviços Administrativos e de Gestão Partilhados, S.A.; PT-Sistemas de Informação, S.A.; PT Compras - Serviços de Consultoria e Negociação, S.A.; PT Participações SGPS, S.A.; PT Investimentos Internacionais — Consultoria Internacional, S.A.; PT Prestações — Mandatária de Aquisições e Gestão de Bens, S.A.; PT Portugal, SGPS, S.A.; PT Sales, S.A.; PT Centro Corporativo, S.A.; Infonet Portugal — Serviços de Valor Acrescentado, Lda; Openidea, Tecnologias de Telecomunicações e Sistemas de Informação, S.A.; PT Data Center, S.A.; PT BlueClip, S.A.; and PT Pay, S.A.. In 2014, the result of the contribution of the companies that were part of RETGS for the achievement of capital increase of Oi, the Company ceased to apply the RETGS and will therefore be taxed on an individual basis.

According to applicable, the fiscal statements are subject to revision and correction by the fiscal authorities during a period of four years (five for Social Security) except if there have been fiscal losses, or if fiscal benefits have been granted, or if audits, claims or impeachments are being performed, in which case, depending on the circumstances, those periods may be extended or suspended. The Company’s Board of Directors, supported by the information given by their fiscal consultants, understands that possible fiscal contingencies should not have a significant impact in the financial statements of December 31, 2014, considering the provisions and the existing expectations at this time, regarding the resolution of the fiscal contingencies described in Note 15.

10.2        Deferred Taxes

In the measuring of the expenditure pertaining to taxes payable on the period’s earnings, aside from the current taxes determined on the results before taxes corrected according to the fiscal legislation, the effects resulting from temporary differences between the fiscal and accounting base of assets and liabilities in the period or in the previous periods are also considered.

The movements in assets resulting from deferred taxes during the years of 2014 and 2013 were as follows:

Euro

2014

	Financial instruments	Other provision and adjustments	Tax losses carryforward	Other temporary differences	Total
Opening balance	767,953	63,007	208,418,369	2,229,315	211,478,644
Increases (reductions)
Net income	(767,953)	(63,007)	(208,418,369)	(2,229,315)	(211,478,644)
Closing balance	—	—	—	—	—

Euro

2013

	Financial instruments	Other provision and adjustments	Tax losses carryforward	Other temporary differences	Total
Opening balance	2,267,475	—	194,508,971	2,781,258	199,557,704
Increases (reductions)
Net income	(849,074)	68,486	32,032,734	(358,089)	30,894,057
Shareholders’ equity (Note 14.4)	(583,669)	—	—	—	(583,669)
Change in the statutory tax rate
Net income	(66,779)	(5,479)	(18,123,336)	(193,854)	(18,389,448)
Closing balance	767,953	63,007	208,418,369	2,229,315	211,478,644

The variations in assets due to deferred taxes registered in 2013 as a counterpart of the company capital were written off in the item “Other Reserves” (Note 14.4) and correspond to the fiscal effect on the variations in the fair value of derivatives on interest rates classified as cash flow hedges.

In December 31, 2013, the assets by deferred taxes pertaining to fiscal losses which had been generated by fiscal losses in the periods of 2011, 2012 and 2013 by PT SGPS’s tax consolidation regime. On 2014, the Company wrote-off the total of its deferred tax assets pertaining to fiscal losses, in the amount of Euro 208 million, since they no longer were recoverable, as a result of the transfer of RETGS companies to Oi, which had initially assessed those same fiscal losses.

The movements in liabilities by deferred taxes during the years of 2014 and 2013 were as follows:

Euro

2014

	Financial instruments	Other	Total
Opening balance	13,143,452	1,453,206	14,596,658
Increases (reductions)
Net income	—	(1,453,206)	(1,453,206)
Shareholders’ equity	(13,143,452)	—	(13,143,452)
Closing balance	—	—	—

Euro

2013

	Financial instruments	Other	Total
Opening balance	14,286,361	—	14,286,361
Increases (reductions)
Net income	—	1,579,572	1,579,572
Change in the statutory tax rate
Net income	—	(126,366)	(126,366)
Shareholders’ equity	(1,142,909)	—	(1,142,909)
Closing balance	13,143,452	1,453,206	14,596,658

The reduction in the total liabilities due to deferred taxes amount in 2014 essentially reflects the reversion of a deferred tax liability in the amount of Euro 13,143,452, corresponding to the fiscal effect on the conversion option in the convertible loan (Note 14.4), since this financing was also contributed to Oi’s capital increase, on May 5, 2014, and as such, the company was taxed in this amount.

10.3        Tax rate reconciliation

In the years of 2014 and 2013 the reconciliation between the expected tax computed by applying the nominal tax rate to income before taxes and the total income tax is as follows:

Euro

	2014	2013
Income before taxes	18,362,716	303,042,649
Nominal tax rate	23.0%	25.0%
Expected tax	4,223,425	75,760,662
Reversal of deferred tax assets on tax carryforwards (Note 10.2)	208,418,369	—
Permanent differences (a)	(13,504,257)	(90,732,597)
Current income tax from previous years	(3,474,068)	(9,880,543)
Tax losses used in connection with RETGS	—	(32,032,734)
Change in the statutory tax rate in Portugal as from 2014	—	18,263,082
Other	(2,217,774)	(143,252)
	193,445,695	(38,765,382)
Income tax
Income tax-current	(16,579,743)	(27,713,979)
Deferred tax (Note 10.2)	210,025,438	(11,051,403)
	193,445,695	(38,765,382)

(a)           The permanent differences show the following composition:

Euro

	2014	2013
Gain recorded in Oi’s share capital increase (Note 19)	(4,565,385,597)	—
Equity method of accounting (Note 19)	4,076,170,245	(234,161,535)
Perdas em ativos não correntes detidos para venda (Nota 22)	361,986,307	—
Gains and losses on the disposal of affiliated companies (Note 19)	58,565,856	—
Provisions, adjustments and impairments	9,315,780	(2,142,669)
Financial costs non-deductible for tax purposes	—	4,875,215
Recognition of deferred capital gains	—	(68,031,626)
Gain related to the tax consolidation regime (Note 19)	—	(61,947,984)
Other	633,247	(1,521,789)
	(58,714,162)	(362,930,388)
Nominal tax rate	23.0%	25.0%
	(13,504,257)	(90,732,597)

11.          State and other public entities

On December 31, 2014 and 2013, the debtor and creditor balances in respect of State and Other Public Entities are as follows:

Euro

	2014		2013
	Debit balances	Credit balances	Debit balances	Credit balances
Corporate income taxes	—	4,576,704	49,897,931	—
Personnel income taxes	—	153,738	—	16,110
Value added tax	—	183,629	—	1,359,758
Social security taxes	—	110,195	—	112,831
Other taxes	2,358	—	296,234	21,571
	2,358	5,024,266	50,194,165	1,510,270

12.          Other accounts receivable

As at December 31, 2014 and 2013, this item is made up as follows:

Euro

	2014	2013
OTHER ACCOUNTS RECEIVABLE
Current
Unbilled financial charges	54,307	41,340,734
Other	326,170	5,314,434
	380,477	46,655,168
Accumulated impairment losses	(273,944)	(273,944)
Total other accounts receivable	106,533	46,381,224

Within Oi’s capital increase, the intragroup loans granted to subsidiary companies as well as the corresponding financial costs to be invoiced were fully settled or transferred to holding companies.

13.          Deferrals

These items show the following composition, as of December 31, 2014 and 2013:

Euro

	2014	2013
PREPAID EXPENSES
Current
Interest and other financial expenses	—	17,361,231
Specialized work	153	—
Other	4,263	265,272
Total current prepaid expenses	4,416	17,626,503
DEFERRED INCOME
Non-Current
Capital gains in intra-Group transactions (a)	—	5,821,125,543
Other	—	952,641
Total non-current deferred income	—	5,822,078,184

At the end of 2013, for the purpose of the business combination with Oi (Note 1), PT SGPS began a process of restructuring its financial participations with the objective of concentrating them, directly or indirectly, within PT Portugal. For this reason, several financial holdings were sold to other companies in the Group, and the respective gains in these transactions were accounted for as deferred, as per the Company’s accounting policy. On May 5, 2014, following the contribution of the total of PT SGPS business to Oi’s capital increase, with the exception of Oi’s own investment, the deferred gains were fully reverted, contributing to the assessed gains associated with the Oi capital increase (Note 19). The movements in deferred gains until May 5, 2014 were as follows:

Euro

Opening balance	5,821,125,543
Capital gain related to the disposal of Meo, S.A. (Note 7)	209,764,181
Capital gains recorded under the sale of PT Finance (Nota 7)	4,810,767
Capital gains recorded under the sale of PT Participações (Nota 7)	68,685,679
Adjustment to the sale price of Africatel Holdings BV (Notes 1 and 4)	(650,000,000)
Balance on 5 May 2014 (Note 19)	5,454,386,170

14.          Shareholders’ equity

14.1        Share Capital

As at December 31, 2014, the Company’s share capital was fully paid and amounted to Euro 26,895,375, and was represented by 896,512,000 ordinary shares and 500 Class A shares, with a nominal value of 3 cents of Euro each.

At the PT SGPS Annual General Meeting held on July 26, 2011, an amendment was approved to the Company’s articles of association to remove the special rights allocated to the 500 Category A shares (designated by “golden share”). As a consequence of this approval, these shares have no special rights.

14.2        Own shares

As of December 31, 2014 and 2013, the detail of this caption is as follows:

Euro

	2014	2013
Equity swap contracts	178,071,826	178,071,826
Shares held by Oi	—	159,449,090
	178,071,826	337,520,916

PT SGPS contracted equity swaps over 20,640,000 treasury shares, and recognized those contracts as an effective share acquisition, having generated a liability in the corresponding acquisition amount, in a total of Euro 178,071,826. On December  2011 and 2012, PT SGPS performed an early settlement of the amounts of Euro 84,304,307 and Euro 20,557,440. As a result the amount in liabilities as of December 31, 2013 amounted to 73,210,079 euros, which was settled on May 7, 2014 (Notes 4 and 16).

Under the strategic partnership between PT SGPS and Oi, under which it was envisaged that Oi would acquire up to 10% of the outstanding shares of PT SGPS, Oi acquired 89,651,205 shares of PT SGPS up to December 31, 2012, representing 10.0% of the share capital. PT SGPS’s share in this investment was classified as treasury shares in the Consolidated Statement of Financial Position and amounted to Euro 159,449,089 as at December 31, 2013. On May 5, 2014, under the Oi capital increase, PT SGPS derecognized these treasury shares indirectly held through the investment in Oi.

14.3.       Legal reserve

Portuguese law provides that at least 5% of each annual profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

As at December 31, 2014, the legal reserve was already fully incorporated in accordance with Portuguese law, and amounted to Euro 6,773,139.00.

14.4        Other reserves

The composition and the movements effected in this item during the years of 2013 and 2014 are as follows:

Euro

	Free reserves	Conversion option of exchangeable bonds (a)	Reserves for treasury shares cancelled (b)	Interest rate swaps(c)	Own shrares (d)	Total
Balance as at 1 January 2013	105,209,244	42,859,081	6,970,320	(1,751,007)	—	153,287,638
Changes in fair value of interest rate swap:
Gains in net income	—	—	—	2,334,676	—	2,334,676
Tax effect (Note 10.2)	—	—	—	(583,669)	—	(583,669)
Impact of change in the statutory tax rate (Note 10.2)	—	1,142,909	—		—	1,142,909
Balance as at 31 December 2013	105,209,244	44,001,990	6,970,320	—	—	156,181,554
Transfer to reserves for use in own shares					178,071,826	178,071,826
Transfer to retained earnings	—	(44,001,990)				(44,001,990)
Balance as at 31 December 2014	105,209,244	—	6,970,320	—	178,071,826	290,251,390

(a)             As at December 31, 2013, this item corresponded to the fair value of the conversion option included in the securities issued by the Company, in the net amount of Euro 57,145,442, with a corresponding tax load of Euro 13,143,452 (Note 10.2).  In 2014, given that its respective financing was transferred to PT Finance as part of the Group’s corporate reorganization, both amounts were transferred to retained earnings.

(b)             This item corresponds to a reserve which is unavailable for distribution, in the equivalent amount of the nominal value of the cancelled shares or the fair price of the treasury shares held by PT SGPS, and has a legal framework similar to that of the legal reserve. On December 31, 2014 and 2013, this reserve relates to shares canceled on December 20, 2007, March 24, 2008, and December 10, 2008.

(c)             In 2013, this item includes the variations in the fair value of interest rate swaps subscribed by the Company and classified as cash flow hedges, net of the tax effect. As at December 31, 2013, the Company no longer held any derivative financial instruments.

(d)             Following the physical exercise of the equity swap contracts on 20,640,000 of treasury shares (Note 14.2), the Company consequently holds these shares, and therefore, as per applicable legislation, a reserve, unavailable for distribution, was constituted, in the equivalent amount of the cost of purchase of these shares.

14.5        Adjustments to financial assets

During the fiscal years of 2014 and 2013 the movements under this item were as follows:

Euro

	Unpaid dividends	Currency translation adjustments	Other changes in shareholders’ equity	Total
Balance as at 1 January 2013	9,285,607	(575,313,414)	149,797,653	(416,230,154)
Equity method (Note 7) (a)	—	(596,162,828)	(115,146,368)	(711,309,196)
Transfer to retained earnings (b)	—	54,688,822	(1,934,485)	52,754,337
Unpaid dividends from subsidiaries and associated companies	(3,810,727)	—	—	(3,810,727)
Balance as at 31 December 2013	5,474,880	(1,116,787,420)	32,716,800	(1,078,595,740)
Equity method (Note 7) (a)	—	180,718,523	(479,249,073)	(298,530,550)
Transfer to retained earnings (b)	—	—	(15,858,051)	(15,858,051)
Transfer to net income (Note 19)	—	(699,696)	—	(699,696)
Unpaid dividends from subsidiaries and associated companies	(5,474,880)	—	—	(5,474,880)
Balance as at 31 December 2014	—	(936,768,593)	(462,390,324)	(1,399,158,917)

(a)             Cumulative translation adjustments registered as a result of the equity method, representing gains of Euro 180,718,523 in 2014, and losses of Euro 596,162,828 in 2013, are essentially related to the impact of the valuation and devaluation of the Real against the Euro, respectively, in relation to the investments in Brazil. Other changes in shareholders’ equity resulting from the equity method, amounting to losses of Euro 479,249,073 and Euro 115,146,368 in 2014 and 2013, respectively, essentially include: (1) the effective participation of PT SGPS in other changes in Oi’s equity (Euro 471 million and Euro 16 million, respectively); (2) the net actuarial gains and losses acknowledged by PT Comunicacoes as a result of the estimate of their liabilities with retirement benefits (earnings in the amount of Euro 22 million in the first quarter of 2014 and losses in the amount of Euro 140 million during 2013, the latter resulting essentially from the impact of the change in retirement age from 65 to 66 years); and (3) other changes in the equity of other holdings. In 2014, PT SGPS’s effective participation in other changes in Oi’s equity essentially reflects the following losses registered by this company, directly on their equity: (i) a loss of 2,895 million reais (Euro 373 million corresponding to the participation of PT SGPS) regarding the classification of the Rio Forte Instruments as own shares, following the agreement between Oi and PT SGPS for the exchange of these instruments for Oi shares held by PT SGPS; and (ii) a loss of 656 million reais (Euro 85 million corresponding to the participation of PT SGPS) relative to the actuarial losses estimated by Oi of its retirement benefit plans, which, since May 5, 2014, include PT Comunicacoes’ plans, which were consolidated by PT SGPS until then.

(b)             In 2014, these movements correspond to the cumulative amount of changes in equity of company investments, which were transferred to retained earnings during the sale of their respective holdings.  In 2013, these movements are in respect of the creation of reassessment reserves by PT Comunicacoes.

14.6.       Application of earnings

In the years of 2014 and 2013, PT SGPS paid dividends in the amounts of Euro 87,587,250 and Euro 284,658,563, respectively.

On April 30, 2014, the Annual Shareholders’ Meeting of PT SGPS approved the Board of Directors’ proposal to distribute a dividend of 10.0 cents per share, which was paid on May 30, 2014, in the total amount of Euro 87,587,250, in relation to 875,872,500 shares, which includes 2,076,949 euros (Note 7) paid to Telemar Norte Leste, pertaining to a portion of the 89,651,205 PT SGPS shares held by this company, resulting in a net impact on shareholders’ equity amounting to Euro 85,510,301.

On April 19, 2013, the Annual Shareholders’ Meeting of PT SGPS approved the Board of Directors’ proposal to distribute a dividend of 32.5 cents per share, which was paid on May 17, 2013, in the total amount of Euro 284,658,563, of which Euro 6,744,269 (Note 7) were paid to Telemar Norte Leste, pertaining to a portion of the shares held by this company, corresponding to PT SGPS’s effective participation in Oi, with a net result in the company capital of Euro 277,884,294.

The cash amounts mentioned above correspond to the unitary dividend paid considering the 896,512,500 issued shares adjusted by 20,640,000 treasury shares.

15.          Provisions and contingent liabilities

15.1        Movements occurred during the provisions

During the years of 2014 and 2013, the movements in provisions were as follows:

Euro

2014

	Taxes	Litigation	Other provisions	Total
Opening balance	47,656,135	—	8,061,561	55,717,696
Increases (Note 25)	1,878,172	73,500	27,110,319	29,061,991
Reductions	(27,278,736)	—	—	(27,278,736)
Utilizations	(22,253,213)	—	—	(22,253,213)
Other	—	—	(8,061,561)	(8,061,561)
Closing balance	2,358	73,500	27,110,319	27,186,177

Euro

2013

	Taxes	Litigation	Other provisions	Total
Opening balance	43,739,020	6,563	354,841	44,100,424
Increases	14,536,191	—	8,061,561	22,597,752
Reductions	(7,092,008)	(6,563)	—	(7,098,571)
Utilizations	(3,527,068)	—	—	(3,527,068)
Other	—	—	(354,841)	(354,841)
Closing balance	47,656,135	—	8,061,561	55,717,696

The movements in fiscal provisions are a result of the assessment made by management regarding the possibility of the materialization of fiscal contingencies and payments made in relation to contingencies which took place in previous years.

In 2014, PT SGPS wrote-off provisions for fiscal contingencies in the total amount of approximately Euro 27 million, within the framework of an agreement entered into with Oi, in which Oi assumed responsibility for all of the contingencies originating before May 5, 2014, related to PT SGPS subsidiaries or directly related to PT SGPS.

The increase in other provisions amounting to Euro 27,110,319 (Note 25) is related to the Exchange Agreement concluded between PT SGPS and Oi regarding the financial impact of the Exchange agreement entered into with Oi.

15.2.       Proceedings with probable losses

Provisions for taxes relate to several tax contingencies regarding Corporate Income Tax, Value Added Tax and Social Security Tax, among other taxes and fees. Provisions for litigation relate to legal actions against the Company, which were estimated based on the opinion of its attorneys.

16.          Loans obtained

Loans obtained as at December 31, 2014 and 2013 have the following composition:

Euro

	2014		2013
	Non-current	Current	Non-current	Current
Exchangeable bonds	—	—	—	743,576,038
Bonds	—	—	400,000,000	—
Centralized cash management	—	—	—	8,390,143
Bank loans
External loans	—	—	466,071,429	61,071,429
Domestic loans	—	—	170,000,000	—
Other loans
External loans	—	—	1,209,000,000	—
Domestic loans	—	—	—	542,000,000
Liability related to equity swaps on treasury shares (Note 14.2)	—	—	—	73,210,079
Leases	49,523	54,084	230,551	205,474
	49,523	54,084	2,245,301,980	1,428,453,163

On May 5, 2014, PT SGPS transferred to PT Portugal most of its loans obtained at the respective nominal amounts, since these loans were included in the valuation of PT Portugal for the purpose of the capital increase of Oi. The Euro 3,674 million change in total net debt essentially reflects the following effects (Note 4): (1) up to May 5, 2014, the refund of amounts due under commercial paper programs, amounting to Euro 398 million, (2)

the transfer of several outstanding financings on May 5, 2014 to other Group companies, for the nominal amount of Euro 3,200 million, and (3) the settlement of equity swap contracts on May 7, 2014, amounting to Euro 73.2 million.

The items below, with the exception of item16.7 correspond to information regarding the funding liabilities as of December 31, 2013:

16.1.       Exchangeable bonds

In 2008, the Company issued 15,000 convertible bonds with a nominal value of Euro 50,000 each. The bonds were issued through a private subscription that was fully subscribed by its subsidiary PT Finance.

The issuance was held to support the issuance by PT Finance in July 2007 of exchangeable bonds convertible into ordinary shares of PT SGPS, denominated “Euro 750,000,000.00, 4.125 per cent Exchangeable Bonds due 2014 exchangeable for new and/or existing ordinary shares of Portugal Telecom, SGPS, S.A.” (“Exchangeable Bonds”) in order to enable PT Finance to satisfy conversion requests that eventually may be made by the owners of Exchangeable Bonds. The conditions for the issuance of these convertible bonds replicate the terms of the Exchangeable Bonds.

Exchangeable bonds represent a financial instrument and, accordingly, the market value of the equity component (conversion option into shares) was recognized directly in shareholders’ equity as of the date the bonds were issued and amounted to Euro 57,145,442 (Note 14.4), while the financial liability component is recorded by the amortized cost method.

16.2.       Bonds

In July 2012, PT SGPS launched a Public Bond Subscription Offering in the Portuguese market for the general public, under the Euro 7,500,000,000 Medium Term Note Program (“EMNT”). The offer was Euro 400 million, which was entirely subscribed (Note 4). These bonds had a four-year term and received interest at a fixed rate of 6.25% per year, to be paid semiannually.

16.3.       Bank Loans

As at December 31, 2013, bank loans include: (1) financings obtained from the European Investment Bank (“EIB”), amounting to Euro 527,142,858, respectively, including a loan of Euro 100,000,000 obtained in May 2012 and maturing in October 2019; and (2) a financing obtained from another financial institution in July 2012 and May 2013, amounting to Euro 100,000,000 and Euro 70,000,000 (Note 4) and maturities in July 2016 and May 2017, respectively.

As at December 31, 2013, PT SGPS had presented guarantees to EIB, amounting to Euro 491,428,571, respectively, related to the above mentioned financings.

Additionally, as at December 31, 2013, the Company was a borrower, jointly with PT Comunicações and PT Finance, of a credit facility in the amount Euro 800 million maturing in June 2016.

The Company was also borrower, jointly with PT Comunicações and PT Finance, in an Export Credit Facility amounting to Euro 180 million, with maturity up to 2023. As at December 31, 2013, PT Finance was using an amount of Euro 400 million and Euro 70 million under the credit facilities mentioned above, respectively.

16.4.       Other external loans

As at June 25, 1999, the Company issued a commercial paper program which, following several changes made since that date, had a maximum amount of Euro 3,500,000,000 as at December 31, 2013. This program was in place until July 7, 2015, and is automatically renewable for successive periods of two years, until July 7, 2025, unless terminated by either party. As at December 31, 2013 emissions made by the Company under this program amounted to Euro 1,049,000,000.

As at June 1, 2000, the Company issued another commercial paper program which, following several changes made since that date, had a maximum amount of Euro 3,000,000,000 as at December 31, 2013. This program was in place until June 1, 2014, and is automatically renewable for successive periods of two years, until June 1, 2020, unless terminated by either party. As at December 31, 2013 emissions made by the Company under this program amounted to Euro 160,000,000.

16.5.       Other domestic loans

PT SGPS entered into several commercial paper programs, under which it has issued a total amount of Euro 542,000,000 as at December 31, 2013, maturing between January and May 2014. In addition, under these programs, the Company had available an underwritten amount of Euro 283 million as at December 31, 2013.

16.6.       Liability related to equity swaps on treasury shares

This caption relates to equity swap contracts entered into by PT SGPS over 20,640,000 treasury shares, which were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,826 (Note 14.2). In December 2011 and 2012, PT SGPS settled the amounts of Euro 84,304,307 and Euro 20,557,440 (Note 4), respectively, following which the outstanding amount was reduced to Euro 73,210,079 as at December 31, 2013.

16.7.       Finance leases

Obligations under finance lease contracts resulted primarily from the lease of transportation equipment, under which there are generally purchase options in the term of these contracts. As at December 31, 2014 and 2013, assets under finance lease contracts recognized in the Company’s balance sheet had a carrying amount of Euro 101,959 and Euro 471,941, respectively, and correspond to the caption “Transportation equipment” of the tangible fixed assets. As at December 31, 2014 and 2013, the maturity of minimum lease payments under finance lease contracts was as follows:

Euro

	2014			2013
	Capital	Interest	Total	Capital	Interest	Total
Until 1 year	54,084	3,482	57,566	205,474	16,013	221,487
Between 1 and 2 years	49,523	1,373	50,896	160,827	7,030	167,857
Between 2 and 3 years	—	—	—	69,724	1,514	71,238
	103,607	4,855	108,462	436,025	24,557	460,582

16.8.       Other information

As at December 31, 2013, the main financial covenants included in financing agreements in which the company intervened were as follows:

•              Change in control

The exchangeable bonds, the credit facilities under which the company had entered into financings amounting to Euro 670 million and the loans obtained from EIB totaling Euro 527 million as at December 31, 2013, establish penalties in the case of any change of control of PT SGPS. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors of the company or to give directions with respect to the operating and financial policies of the company with which the directors of the company are obliged to comply is also considered a change of control.

Bonds issued by PT Finance in 2009 (Euro 750 million), 2011 (Euro 600 million), 2012 (Euro 750 million) and 2013 (Euro 1,000 million) establish penalties in the case of any change of control of PT SGPS, as described above, only if simultaneously a rating downgrade to sub-investment grade occurs or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

•              Credit rating

Certain loan agreements with the EIB, totaling Euro 36 million as at December 31, 2013, stated that PT SGPS could be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). As at December 31, 2013, the repayment schedule of the Euro 36 million in 2014.

In 2011, PT SGPS and the EIB agreed to increase the spread of those loans, with no other consequence, as a result of the revision of PT SGPS’s credit rating.

On December 23, 2011, Moody’s announced the downgrade of PT SGPS’s long term rating from Baa3 to Ba1. On February 16, 2012, S&P announced its review of the credit rating attributed to PT SGPS, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, PT SGPS has agreed with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favor of the EIB. The amount deposited in this account, which amounted to Euro 28 million as at December 31, 2013, will be reduced as loans are repaid. PT SGPS and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence, which is applicable to the downgrade announced by S&P on February 11, 2013, from BB+ to BB,  with negative outlook.

•              Control/disposal of subsidiaries

Certain credit facilities, under which the Company had contracted loans totaling Euro 670 million, state that PT SGPS must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or which total revenues also equal or exceed 10% of total consolidated revenues.

•              Disposal of assets

The EIB loans, totaling Euro 527 million as at December 31, 2013, include certain restrictions regarding the disposal of assets by PT SGPS.

•              Financial ratios

Certain credit facilities under which the Company had contracted loans totaling Euro 670 million, require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values.

17.          Suppliers

The detail of this caption as at December 31, 2014 and 2013 is as follows:

Euro

	2014	2013
Trade suppliers	984,563	7,760,964
Invoices in conference	—	78,414
	984,563	7,839,378
Investment suppliers
Invoices in conference	17,651	—
	17,651	—

18.          Accrued expenses

The detail of this caption as at December, 31 2014 and 2013 is as follows:

Euro

	2014	2013
Supplies and external services (a)	19,248,143	—
Personnel costs	4,187,317	19,189,757
Interest and other financial expenses	—	28,310,621
Other	—	533,756
	23,435,460	48,034,134

(a)           This caption corresponds primarily to consultancy and legal fees incurred in connection with the business combination between PT SGPS and Oi.

19.                               Equity in earnings/(losses) of affiliated companies

The detail of this caption as at December 31, 2014 and 2013 is as follows:

	Euro

	2014	2013
Gain recorded by Portugal Telecom in Oi’s share capital increase	4,565,385,597	—
Gains and losses in affiliated companies - equity method
Gains	26,699,265	445,574,429
Losses	(4,102,869,510)	(149,464,910)
Gains and losses on the disposal of affiliated companies
Gains (Note 14.3) (b)	699,696	27,964,927
Losses (Notes 7 and 14.3) (c)	(59,265,552)	—
Recognition of deferred capital gains	—	68,031,626
Other gains and losses in affiliated companies (d)	—	2,898,158
	430,649,496	395,004,230

(a)                                 Under the Oi capital increase, PT SGPS recorded a net profit of approximately Euro 827 million, which mainly reflects the difference between the fair value of the shares obtained in the Oi share capital increase and the carrying value of PT Assets, partially offset by the dilution effect on PT SGPS’s previous investment in Oi held through Bratel Brasil and the effect of the remeasurement of the previous investment in Oi to fair value. The above stated net profit includes an Euro 4,565 million gain, directly recorded by PT SGPS and an Euro 3,738 million loss recorded by Bratel Brasil. Bratel Brasil’s is reflected in PT SGPS’s interest in the company’s income under the application of the equity method of accounting, as detailed below. Gains recorded directly in PT SGPS reflect the difference between (1) the fair value of shares obtained by PT SGPS in the Oi capital increase made on May 5, 2014, amounting to Euro 1,854 million (Note 7), and (2) the carrying value of the net assets contributed to the Oi capital increase amounting to a negative Euro 2,870 million, including financial investments net of the deferred capital gains, amounting to Euro 2,585 million (Note 7) and Euro 4,454 million (Note 13), respectively, the effects of which were partially offset by (3) an Euro 159 million loss corresponding to the impact from the cancellation of treasury shares associated with the reciprocal interest of Oi in PT SGPS.

(b)                                 In 2014, this caption corresponds to the transfer to net income of the cumulative translation adjustments over the affiliated companies contributed to the Oi capital increase. In 2013, this caption corresponds to the capital gains in respect of the disposal of the financial stake in Sportinvest, amounting to Euro 27,964,927 (Note 7).

(c)                                  This caption includes an Euro 50 million loss (Note 7) related to the acquisition of the interest held by PT Móveis in Bratel BV and an Euro 9 million loss (Note 7) related to the disposal of 6.55% of Bratel Brasil.

(d)                                 In 2013, this caption corresponds to other gains recorded in respect of Yellow Pages, which was disposed of in January 2014.

In 2014 and 2013, profits and losses from affiliated companies resulting from the application of the equity method of accounting are composed as follows:

		Euro

	2014	2013
Financial investments (Note 7.1)
Bratel BV (a)	(3,863,121,583)	—
Oi, S.A. (a)	(229,237,094)	—
PT Participações (b)	23,841,915	277,266,829
PT Portugal (b)	(7,719,417)	(145,759,331)
PT Finance	(1,922,139)	15,207,322
PT Investimentos	1,463,719	6,096,493
PT Centro Corporativo	1,393,631	922,065
PT Brasil	(869,277)	5,800,659
Africatel	—	78,146,107
PT Compras	—	105,282
Previsão	—	50,017
Yunit	—	(162,411)
PT Imobiliária	—	(256,691)
Páginas Amarelas	—	(3,286,477)
	(4,076,170,245)	234,129,864
Gain resulting from the tax consolidation regime (Note 10.3) (d)	—	61,947,984
Sportinveste (Note 10.3)	—	31,671
	(4,076,170,245)	296,109,519

(a)                                 These captions correspond to the direct interest of the Company in the net income of these entities from May 5, 2014, the date on which PT SGPS acquired these investments. Bratel BV’s income include an Euro 3.742 million loss from the Oi capital increase, as mentioned above. Oi profits were adversely affected by an Euro 1,300 million loss, recognized to adjust the carrying value of the investment in PT Portugal, acquired under the capital increase of May 5, for the corresponding recoverable amount under the agreement entered into with Altice for the disposal of PT Portugal’s domestic business. This loss impacted the direct and indirect interest (through Bratel BV) of the Company in Oi’s profits.

(b)                                 In 2013, these captions include the Company’s interest in the capital gains of approximately Euro 34 million and Euro 280 million at PT Comunicações (subsidiary of PT Portugal) and PT Participações, respectively, under the disposal of the 28% interest (3% of PT Comunicações and 25% of PT Participações) held by these companies in Companhia de Telecomunicações de Macau, SARL, in the overall amount of USD 443 million, equivalent to approximately Euro 336 million. In 2014, these captions correspond to the Company’s interest in the profits of these entities up to May 5.

(c)                                  In 2013, this amount reflects the deduction by the Company of the tax losses from affiliated companies included in PT SGPS’ tax consolidation perimeter on that date. In 2014, as mentioned in Note 10, the Company abandoned RETGS, being taxed at the company level.

20.                               Supplies and external services

The detail of this caption as at December 31, 2014 and 2013 is as follows:

	Euro

	2014	2013
Specialized work (a)	19,467,487	1,786,054
Insurance	2,397,852	493,850
Support services	1,289,506	1,000,960
Travelling	366,983	245,994
Rentals	355,652	348,527
Other	300,494	2,327,474
	24,177,974	3,922,955

(a)                                 The increase in expenses in 2014 primarily reflects certain legal and financial consulting fees incurred in the context of the business combination between PT SGPS and Oi.

21.                               Wages and salaries

The detail of this caption as at December 31, 2014 and 2013 is as follows:

	Euro

	2014	2013
Remunerations:
Board members (a)	(12,361,531)	11,283,660
Employees	252,087	184,337
Social Security charges:
Board members	1,008,368	263,605
Employees	58,620	47,796
Other	107,791	148,319
	(10,934,665)	11,927,717

(a)                                 The negative expense of this caption in 2014 mainly reflects the revised estimate for compensation to be paid, and as such, PT SGPS partially reversed part of the accrual booked in prior years.

22.                               Increases/(reductions) in fair value

This caption reflects the change in fair value of derivative financial instruments entered into by the Company and has the following composition in the years ended December 31, 2013 and 2014:

	Euro

	2014	2013
Interest rate swaps	—	(1,084,683)
Interest rate and currency swap	—	259,095
Losses no non-current assets held for sale (Note 7.2) (i)	(361,986,307)	—
	(361,986,307)	(825,588)

(i)                                     This amount is in respect of the devaluation of Oi’s shares within the scope of the classification in this heading, between September 8, 2014 and December 31, 2014, following the Exchange Agreement.

As at December 31 2014 and 2013, there were no outstanding derivative financial instruments

23.                               Other income and gains

The detail of this caption in the years ended December 31, 2014 and 2013 is as follows:

	Euro

	2014	2013
Interest on accounts receivable	621,077	2,139,864
Favourable exchange rate differences	441,382	237,962
Incomes and gains in non financial investments	—	1,995,192
Other	1,013,644	2,174,761
	2,076,103	4,407,915

24.                               Other expenses and losses

Other profits and losses, amounting to Euro 8,533,374 and Euro 18,527,976 in 2014 and 2013, respectively, include primarily an adjustment from debts receivable of PT Brasil in 2014, amounting to Euro 8 million, and an impairment over the investment in the Yellow Pages in 2013, amounting to Euro 16 million (Note 7).

25.                               Interest and related income/expenses

The composition of this caption in the 2014 and 2013 financial years is as follows:

	Euro

	2014	2013
Interest and related income
Interest income (a)	46,273,457	146,742,003
Favourable exchange rate differences (b)	15,685,511	3,728,718
Dividends received (Note 4)	—	42,341
Other	851,096	2,943,658
	62,810,064	153,456,720
Interest and related expenses
Interest expense (a)	(52,511,686)	(141,654,282)
Bank commissions and other bank expenses	(10,661,846)	(25,949,895)
Unfavourable exchange rate differences (b)	(15,998,818)	(18,961,761)
Other (c)	(33,415,208)	(9,111,254)
	(112,587,558)	(195,677,192)

(a)                                 In 2014 and 2013, the details of the obtained and supported interest is as follows:

	Euro

	2014	2013
Interest income
Intragroup loans	41,071,797	136,937,649
Short-term investments	2,963,963	3,872,250
Others applications	2,120,833	5,145,833
Other	116,864	786,271
	46,273,457	146,742,003
Interest expense
Bank loans	(26,617,550)	(75,419,565)
Bonds	(25,889,320)	(66,076,374)
Other	(4,816)	(158,343)
	(52,511,686)	(141,654,282)

In 2014, this caption concerns a period of only 4 months, since the  intragroup, bank loans  and bonds were transferred on May 5, to participating companies.

(b)                                 In 2013, the net effect of this caption includes losses of Euro 13,999,799 (Note 4) related to the foreign exchange impact of the financing granted to Africatel denominated in dollars, which was transferred to PT Participações at the end of 2013, within the scope of the sale of financial participation of this entity (Note 7).

(c)                                  In 2014, this caption included a provision in the amount of Euro 27,110,319 (Note 15) related to the swap contract signed between PT SGPS and Oi to deal with the financial impact of the Exchange Agreement.

26.                               Net result per share

The net result per share for the years 2014 and 2013 was calculated in the following manner:

	Euro

	2014	2013
Net income	(175,082,979)	341,808,031
Interest from exchangeable bonds (net of tax)	10,866,947	30,807,282
Diluted net income	(164,216,032)	372,615,313
Weighted average number of shares outstanding	868,759,659	855,053,670
Effect ot the exchangeable bonds	28,827,084	84,175,084
Weighted average common shares outstanding, diluted	897,586,743	939,228,754
Basic earnings per share	-0.20	0.40
Diluted earnings per share	-0.20	0.40

In 2014, there are no situations which generate a diluting effect, and as such, the diluted net earnings per share is the same as the basic earnings per share. In 2013, the dilutive effect arose from convertible bonds issued by the Company in 2008.

27.                               Guarantees

As of December 31, 2014 and 2013, the Company had presented the following guarantees and comfort letters to third parties:

	euros

	2014	2013
Bank guarantees presented in favor of other entities:
Tax authorities (i)	354,377,134	316,520,569
European Commission (ii)	12,843,050	—
Kenya Postel Directories	—	300,000
Courts	—	12,566,525
Total bank guarantees presented	367,220,184	329,387,094

Comfort letters given to other entities:
Guarantees to the Lisbon Tax Authorities	24,098,994	24,321,484
Other	5,838,549	638,360
Total comfort letters	29,937,544	24,959,844

(i)                                     The bank and other guarantees presented to the fiscal authorities essentially include Euro 378 million related to the tax assessments received by PT SGPS. The Company presented legal challenges to these assessments and, in accordance with Portuguese law, provided collateral in order to avoid the initiation of enforcement proceedings, which, in the absence of guarantee or payment of the contested tax, would continue until the request of a pledge of sufficient assets to cover the request tax. Portuguese law, while always allowing for the appeal of taxes liquidited by the tax authorities, only suspends enforcement proceedings upon payment of the tax or the provision of a guarantee. Providing a guarantee of security thereby avoids the payment of tax before the appeal decision or attachment of assets in enforcement proceedings. These guarantees were presented by PT SGPS as a controlling company of the consolidated tax in the years in question, even though as at December 31, 2014, the contingencies associated to these guarantees are not the Company’s responsibility, having been transferred to Oi (Note 16).

(ii)                                  On December 31, 2014, these bank guarantees were presented PT SGPS to the European Commission under an alleged infringement of article 101 of the TFEU, with reference to the alleged non-compete commitment in the Iberian market between PT SGPS and Telefónica.

Under the agreements entered into with Oi, Oi has to substitute the bank guarantees provided by PT SGPS to the Tax Authority and to the European Commission for guarantees provided by Oi. Where this substitution is not possible due to demands of the counterparty, Oi has undertaken to provide equivalent guarantees in favor of PT SGPS.

28.                               Shareholders with qualified holdings

On December 31, 2014 and December 31, 2013, the Company did not identify entities which, in accordance with IAS 24 provisions, are classified as related parties, except subsidiaries, associated companies and joint enterprises mentioned previously. Notwithstanding this, the Company believes that the disclosure of the outstanding debts and transactions performed with its main shareholders, notably those with a qualified holding of more than 2% in PT SGPS’s share capital and with all the entities reported by these shareholders as being their related parties. The tables below present the balances as at December 31, 2014, and December 31, 2013, and the transactions that took place in the fiscal years ending December 31, 2014 and 2013, between the PT SGPS Group and these entities:

							2014

	31 Dec 2014		31 Dec 2013
Shareholder	Cash equivalents	Accounts payable	Accounts receivable	Accounts payable	Cash equivalents (i)	Short-term investments (ii)	Loans and financings (iii)

Novo Banco, S.A. (iv)	371,430	5,755,946	—	—	—	—	—
Grupo BES (iv)	—	—	1,428,622	—	1,402,888,437	(ii)	14,517,265
Morgan Stanley	—	3,250,000	—	—	—	—	—
Visabeira	—	—	34,768,339	20,322,411	—	—	—
Controlinveste	—	—	463,937	8,545,056	—	—	—
RS Holding	—	—	268,962	389,724	—	—	—
	371,430	9,005,946	36,929,860	29,257,191	1,402,888,437	—	14,517,265

(i)                                     As at December 31, 2013, cash equivalents mainly include term deposits at Banco Espírito Santo and at Banco Espírito Santo Investimento.

(ii)                                  Additionally, as at December 31, 2013, this balance also comprised Euro 750 million of debt instruments issued by Espírito Santo International (Note 17), subscribed through BES, which were reimbursed in February 2014 and the received amounts reinvested in debt notes issued by Rio Forte, as described below and in Note 1 for a total amount of 897 million euros, which were transferred to Oi on May 5, 2014.

(iii)                               In addition to the amount included in this caption, PT SGPS issued a commercial paper in the amount of Euro 200 million in which Banco Espírito Santo acted as commercial paper transfer agent.

(iv)                              From August 3, 2014 onwards, the qualified holding of PT SGPS previously held or imputed to Banco Espírito Santo, S.A., is held by Novo Banco, S.A.

						Euro

	2014 (i)			2013
Shareholder	Revenues and gains	Costs and losses	Net interest income	Revenues and gains	Costs and losses	Net interest income
Novo Banco, S.A. (ii)	—	570,311	—	—	—	—
Grupo BES (ii)	4,667,477	13,065,743	13,772,609	15,631,326	14,769,075	39,046,876
Morgan Stanley	—	3,250,000	—	—	—	—
Visabeira	2,245,730	22,608,561	—	11,290,365	79,668,692	—
Controlinveste	712,744	19,898,270	—	2,469,041	47,360,248	—
Ongoing	143,861	1,228,160	—	507,475	2,930,813	—
UBS	—	—	(15,000)	39	—	(45,000)
	7,769,812	60,621,045	13,757,609	29,898,246	144,728,828	39,001,876

(i)                                     As mentioned above, this caption mainly reflects the transactions that occurred up to May 5, 2014, because from that date PT SGPS no longer controlled the entities that were contributed towards Oi’s capital increase and which represented most of the transactions with shareholders with qualified holdings.

(ii)                                  From August 3, 2014, the qualified holding of PT SGPS previously held or imputed to Banco Espírito Santo, S.A., came to be held or imputed to Novo Banco, S.A.

During February 2014, certain companies, then part of the PT SGPS Group, subscribed for short-term securities (between 50 and 70 days) issued by Rio Forte, the principal value of which totaled Euro 897 million. These securities matured during April 2014, whereby the interest due on such maturity dates was received in full at that time, and the principal amount was re-invested in the Rio Forte Instruments, with the following characteristics:

a) On April 15, 2014, PTIF subscribed to Euro 647 million in notes (“Notes”), which matured on July 15, 2014. The terms and conditions of this transaction define the Notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg;

b) On April 15, 2014, PT SGPS subscribed to Euro 200 million in notes (“Notes”), which matured on July 15, 2014. On May 5, 2014, the Notes were transferred to PT Portugal as part of the process of transferring all assets and liabilities directly held by PT to PT Portugal for the purpose of the latter’s contribution in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated December 21, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this operation defined the notes as “Senior” unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3% per annum (Current Base/360). The designated jurisdiction appointed for any dispute is Luxembourg; and

c) On April 17, 2014, PTIF subscribed to Euro 50 million in notes (“Notes”), which matured on July 17, 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated September 21, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier The terms and conditions of this transaction defined the notes as “Senior” unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg.

These debt instruments were contributed by PT SGPS for Capital Increase of Oi, and reached their maturity on July 15 and 17, 2014, without having been settled by the issuer. The Introduction to the Notes to the Consolidated Financial Statements describe the issues relative to these instruments, as well as the agreements entered into with Oi for the exchange of these with shares underwritten by PT in the Capital Increase of Oi.

29.                               Events occurring after the balance date

As explained in greater detail in Note 1, on March 4, 2015, the CVM approved the share exchange agreements and the share purchase options entered into between the Company and Oi, PT Portugal and PT Finance, which were later approved at the Oi Annual General Meeting on March 26, 2015. The exchange agreement was entered into on March 30, 2015, and under which PT SGPS from that date came to hold the debt securities issued by Rio Forte, whose nominal value was 897 million Euros, having reduced its direct and effective holding in Oi from 35.8% to 22.8% and from 39.7% to 27.5% respectively.

On March 31, 2015, PT SGPS’s Board of Directors concluded negotiations with the remaining significant shareholders of Oi for a new agreement between the parties in relation to Oi’s corporate structure and governance model, the main characteristics of which are described in Note 1.

Below are stock price variations of Oi between December 31, 2014, and March 31, 2015:

	Price per share

	2014	2015
	31.12	31.03
Oi ON share price (Reais)	9.15	5.14
Oi PN share price (Reais)	8.61	5.13
Real/Euro foreign exchange rate	3.2207	3.4958
Oi ON share price (Euro)	2.84	1.47
Oi PN share price (Euro)	2.67	1.47

3.             Qualified Holdings

Under the terms of Regulation no. 5/2008 da CMVM, the following information is presented with respect to the qualified holdings and long term economical positions held by third parties in the PT’s share capital, which the society was informed about with reference to December 31, 2014 or the previous date, as indicated:

•              On November 12, 2014, PT communicated that on October 31, 2014, 112.702,533 representative shares with 12.6% voting rights in PT share capital, were attributed to Novo Banco, as described in the following table:

Entities	No. of shares
Shares held by societies in a controlling relationship or group with Novo Banco, S.A.	137.447
Shares held by Novo Banco, S.A.	112.564.086
Shared held by Governing Bodies - directors and individuals	868
Total	112.702.533

•              On August 21, 2014, PT communicated that it attributed to Ongoing — Strategy Investments, SGPS, S.A. (“Ongoing”), qualified holdings and long term economic position corresponding to 90,111,159 shares of PT, corresponding to 10.05% of the share capital and voting rights, under the following terms:

a)            57,539,969 common shares representing 6.41% of the share capital of PT e and corresponding voting rights held by Nivalis Holding B.V. (“Nivalis”) and attributable to Ongoing under the terms of item b) of no. 1 of article 20 of the Code for Marketable Securities;

b)            10,000,000 common shares representing 1.12% of the share capital of PT e and corresponding voting rights held by Nivalis under the terms of item e) of no. 1 of article 20 of the Code for Marketable Securities and to Ongoing under the terms of items b) and i) of no. 1 of article 20 of the Code for Marketable Securities;

c)             22,560,000 common shares representing 2.51% of the PT share capital and corresponding attributable voting rights of Ongoing under the terms of a Swap contract, according to the item e) of no. 1 of article 20 of the Code for Marketable Securities.

PT was also informed that the participation of Nivalis was equally attributed, according to item b) of no. 1 of article 20 of the Code for Marketable Securities, to the Insight Strategic Investments, SGPS, S.A. (“Insight”) society, which held a participation corresponding to 62.55% of Nivalis’ voting rights, such that Ongoing is the majority shareholder of Insight. Furthermore, the votes attributable to Nivalis, to Insight and to Ongoing were also attributable to RS Holding, SGPS, S.A. (“RS Holding”), the majority shareholder of Ongoing, and to Mrs. D. Isabel Rocha dos Santos, the majority shareholder of RS Holding.

On the other hand, Dr. Nuno Rocha dos Santos Almeida Vasconcellos, member of the Board of Directors of Insight, Ongoing and RS Holding, held 11,190 common shares representing 0.001% of the share capital of PT and corresponding voting rights, which were also attributable to those societies, under the item d) of no. 1 of article no 20 of the Code for Marketable Securities, and to Mrs. D. Isabel Rocha dos Santos, under the terms of items b) and i), both of no.1 of article 20 of the Code for Marketable Securities.

•    On May 31, 2012, PT announced that Telemar Norte Leste SA (“TMAR”) held a qualifying stake in PT corresponding to 89,651,205  shares, representing 10.0% of the respective share capital and voting rights. The only shareholder of TMAR is Oi, S.A., which is directly controlled by Telemar Participações S.A. On the other hand, Telemar Participações S.A. is jointly controlled by the following entities: AG Telecom Participações, S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. - BNDESPar., Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, Fundação dos Economiários Federais - FUNCEF, Fundação Petrobrás de Seguridade Social — PETROS e Bratel Brasil, S.A.

•              On February 6, 2012, PT announced that Norges Bank held a qualifying stake in PT corresponding to 44,442,888  shares, representing 4.96% of its share capital and corresponding voting rights.

•              On December 5, 2014, PT announced that UBS AG held a qualifying stake in PT corresponding to 31,888,104 shares, representing 3.56% of its respective share capital and voting rights, according to the following chart:

Entities	No. of shares
UBS AG	26,155,158
CCR Asset Management	58,500
UBS Financial Services Inc.	424,749
UBS Fund Management (Switzerland) AG	165,048
UBS Fund Services (Luxembourg) SA	4,667,275
UBS Global Asset Management (Australia)	12,538
UBS Global Asset Management (Japan)Ltd	164,084
UBS Global Asset Management (Singapore) Ltd	27,438
UBS Global Asset Management (UK) Ltd	40,728
UBS Global Asset Management Life Ltd	172,586
Total	31,888,104

•              On January 2, 2014, PT announced that it attributed to the Visabeira SGPS Group, S.A. (“Visabeira Group”, a company held at 77.85% by Mr. Engineer Fernando Campos Nunes) a qualifying stake of 23,642,885 PT shares, representing 2.637% of the share capital and voting rights, under the following terms:

Entities	No. of shares
Visabeira Group	11,523,213
Visabeira Estudos e Investimentos, S.A., (company held at 100% by Visabeira Participações Financeiras, SGPS, S.A., with in turn was held at 100% by the Visabelira Group)	12,119,672
Total	23,642,885

PT was also informed that a participation corresponding to 78.2642% of the Visabeira Group’s share capital and corresponding voting rights are directly held by the NCFGEST, SGPS, S.A. society, which is 100% held by Mr. Engineer Fernando Campo Nunes, by which the qualified holdings of the Visabeira Group are equally attributable to these entities.

•              On February 3, 2010, PT announced that Controlinveste International Finance, S.A. held a qualifying holding in PT of 20,419,325 shares, representing 2.28% of the respective share capital and voting rights.

PT was informed that Controlinveste International Finance, S.A. was fully held by Controlinveste International, S.à.r.l., which was held by Controlinveste Comunicações, SGPS, S.A. and by Olivedesportos — Publicidade, Televisão e Media, S.A., such that Controlinveste Comunicações, SGPS, S.A. fully held by Olivedesportos — Publicidade, Televisão e Media, S.A., which in turn was fully held by Sportinveste, SGPS, S.A. This latter society was fully held by Controlinveste, SGPS, S.A., which in turn was fully held by Mr. Joaquim Francisco Alves Ferreira de Oliveira, to whom were still attributable, under the terms of no. 1 of article 20 of the CVM, the voting rights corresponding to the specified share participation of  20,419,325 share of PT representing 2.28% of the respective share capital.

On February 24, 2015, PT communicated that that it attributed to these entities a share participation below 2% of the PT’s share capital and corresponding voting rights.

•              On May 6, 2014. PT communicated that the Instituto de Gestão de Fundos de Capitalização da Segurança Social (Institute for the Management of Capitalization of the Funds for Scoail Security), IP, as managing entity for the Fund for Financial Stabilization of Social Security held qualified holdings corresponding to 20,260,743 common shares representing 2.26% of PT’s share capital and the corresponding voting rights.

On March 17, 2015, PT also reported that the Management Institute of Social Security Capitalization Funds, IP held an equity stake of less than 2% of the share capital of PT SGPS and corresponding voting rights.

•              On November 18, 2014, PT announced that Morgan Stanley held a qualifying stake in PT corresponding to 19,400,557 shares, representing 2.16% of its respective share capital and voting rights, according to the following chart:

Entities	No. of shares
Morgan Stanley & Co. International plc	15,002,334
Morgan Stanley & Co. LLC	4,249,518
Morgan Stanley Smith Barney LLC	148,705
Total	19,400,557

On February 3, 2015, PT announced that Morgan Stanley still held a qualifying stake in PT corresponding to 30,566,011 shares, representing 3.41% of PT’s share capital and voting rights, according to the following chart:

Entities	No. of shares
Morgan Stanley & Co. International plc	29,274,820
Morgan Stanley & Co. LLC	1,147,850
Morgan Stanley Smith Barney LLC	143,341
Total	30,566,011

PT was also informed that Morgan Stanley controls Morgan Stanley & Co. International plc, Morgan Stanley & Co. LLC and Morgan Stanley Smith Barney LLC, via the following chains of entities:

•              Morgan Stanley & Co. International plc: Morgan Stanley International Holdings Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe), Morgan Stanley UK Group and Morgan Stanley Investments (UK);

•              Morgan Stanley & Co. LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc;

•              Morgan Stanley Smith Barney LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc. and Morgan Stanley Smith Barney Holdings LLC.

4.             Information to be Presented under the Terms of the Article 447 of the Code for Commercial Societies

1.             Number of shares and obligations issued by PT and societies, that with it, are in a controlling or group relationship, and which are principals or members of administrative and inspecting organs of PT, on December 31, 2014:

Board of Directors (including members of Audit Committee)

Henrique Granadeiro is owner of 150 shares of PT. Henrique Granadeiro resigned from the respective position of PT President of the Board of Directors, according to resignation letter dated August 7, 2014.

Alfredo José Silva de Oliveira Baptista is owner of 8,193 shares of PT SGPS.

Amílcar Carlos Ferreira de Morais Pires is owner of 3,242 shares of PT. Amílcar Carlos Ferreira de Morais Pires was a member of the Board of Directors of BES which on June 30, 2014, held qualified holdings equivalent to a total of 90,056,087 PT shares representing 10.05% of PT share capital and voting rights. Amílcar Carlos Ferreira de Morais Pires resigned from the respective non-executive position of PT Director on July 30, 2014.

Carlos Alves Duarte is owner of 40 shares of PT. Tendered his resignation to the respective position of Director of PT, according to resignation letter dated November 28, 2014.

Eurico de Jesus Teles Neto is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it. Was co-opted Director of PT on October 16, 2015.

Fernando Magalhães Portella is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it. Fernando Magalhães Portella is a member of the Board of Directors of Oi which on June 30, 2013, held qualified holdings equivalent to 89,651,205 PT shares representing 10.00% of the share capital and voting rights of PT. Fernando Magalhães Portella resigned from the respective non-executive position of PT Director, according to resignation letter dated June 30, 2014.

Francisco Teixeira Pereira Soares is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it.

Francisco Ravara Cary is owner of 20,000 shares of PT. Was co-opted non-executive Director of PT on September 16, 2014.

Gerald Stephen McGowan is owner of 60,000 shares of PT.

João Manuel de Mello Franco is owner of 12,986 shares of PT. The spouse is owner of 322 shares of PT.

Joaquim Aníbal Brito Freixial de Goes is owner of 2,437 shares of PT.

Joaquim Aníbal Brito Freixial de Goes was a member of the Board of Directors of BES which on June 30, 2014, held qualified holdings equivalent to a total of 90,056,087 PT shares representing 10.05% of PT share capital and voting rights. Joaquim Aníbal Brito Freixial de Goes Pires resigned from the respective non-executive position of PT Director on August 4, 2014.

José Guilherme Xavier de Basto is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it.

Jorge Freire Cardoso is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it. Was named PT Director on November 5, 2014.

Luís Pacheco de Melo is owner of 45 shares of PT. Tendered his resignation to the respective position of PT Director, according to resignation letter dated March 18, 2015.

Manuel Rosa da Silva is owner of 90 shares of PT. Tendered his resignation to the respective position of PT Director, according to resignation letter dated November 28, 2014.

Marco Norci Schroeder is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it. Was co-opted Director of PT on October 16, 2014.

Maria Helena Nazaré is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it. Tendered her resignation to the respective position of PT Director, according to resignation letter dated March 31, 2015.

Mário João de Matos Gomes is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it.

Milton Almicar Silva Vargas is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it.

Nuno Rocha dos Santos de Almeida e Vasconcellos is owner of 11,190 shares of PT. Nuno de Almeida e Vasconcellos is President of the Board of Directors of RS Holding, SGPS, S.A. that on June 30, 2014, held qualified holdings of 90,111,159 common PT shares corresponding to 10.05% of the respective share capital and voting rights.

Otávio Marques de Azevedo is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it. Otávio Marques de Azevedo is President of the Board of Directors of Telemar Participações S.A., controlling holding of Oi which has qualified holdings corresponding to a total of  89,651,205 common PT shares corresponding to 10.0% of the share capital and voting rights. Otávio Marques de Azevedo resigned from the respective non-executive position of PT Director, according to resignation letter dated June 30, 2014.

Paulo José Lopes Varela is the owner of 7,134 shares of PT. Paulo José Lopes Varela is a member of the Visabeira Group Board of Directors which holds qualified holdings of 23,642,885 common PT shares corresponding to 2.64% of the share capital and voting rights.

Pedro Humberto Monteiro Durão Leitão is the owner of 758 shares of PT. Tendered his resignation to the respective position of PT Director, according to resignation letter dated November 28, 2014.

Rafael Luís Mora Funes is not owner of any PT marketable securities nor of any other societies which are in a controlling or group relationship with it, such that the spouse is owner of 501 PT shares. Rafael Luís Mora Funes is a member of the Board of Directors of RS Holding. SGPS. S.A. that on June 30, 2014, held qualified holdings of 90,111,159 corresponding to 10.05% of the share capital and voting rights.

Rolando António Durão Ferreira de Oliveira is owner of  5,000 shares of PT. Was named non-executive Director of PT, on September 16, 2014.

Shakhaf Wine is not an owner of any marketable securities of PT nor of other societies which are in a controlling or group relationship with it.

Official Accounts Reviewer

Pedro João Reis de Matos Silva and João Paulo Raimundo Henriques Ferreira, who represented the Statutory Auditor of PT SGPS in respect of 2014, are not owners of any marketable securities of PT, nor of any other societies which are in a controlling or group relationship with it.

2.             Transaction on shares and obligations  issued by PT, or by societies with which it has a controlling or group relationship, performed by members of administrative and inspecting organs of PT:

Under the terms of and for effects of the provisions in article 248-B of the Code for Marketable Securities and article 14, no. 7 of the CMVM Regulation no. 5/2008, the following information is presented about the PT share transactions and financial instruments related to it, performed during the year 2014, by directors of PT and persons directly related to them.

I.             On August 21, 2014, PT communicated that it was notified about the following transaction relative to financial instruments on PT shares, performed by Ongoing— Strategy Investments, SGPS, S.A. (“Ongoing”):

Nature (Type_	Date	Local	Price	Volume
Equity Swap Transaction (“Swap”), in the Total Return (TRS — Total Return Swap) mode, with physical liquidation at the end of the Swap (or financial, if Ongoing so chooses)	Signing on August 12, 2014 and with validity until August 12, 2015	Over the counter (OTC)	Not applicable	The sub adjacent assets (notional) for the Swap are 22,560,000 PT shares

PT was further informed that the current communication resulted in the fact that Ongoing constitutes an entity directly related to Mr. PT Directors Dr. Nuno Rocha dos Santos Almeida Vasconcellos and Dr. Rafael Mora Funes, who are also Directors of Ongoing.

As a result of this transaction, Ongoing ended up not directly holding any PT shares. In any case, the qualified holdings in PT are attributable to Ongoing and other controlled entities or controlling entities of Ongoing, including the PT shares held by Dr. Nuno Rocha dos Santos Almeida Vasconcellos.

II.            On July 29, 2014, PT communicated that Banco Espírito Santo, S.A. (“BES”) communicated that it, and Avsitar, SGPS, S.A. (“Avistar”), society fully held by BES, proceeded, on July 16, 2014, to sign an agreement relative to the over the counter transmission, and at the price of 1.83 Euros per share, of 90,000,000 common shares representing 10.04% of PT’s share capital and the corresponding voting rights held by Avistar, in favor of BES.

PT was further informed that the current communications obligation results from the fact that, under the terms and effects of the provision in item b) of no. 4 of the article 248 of the Code for Marketable Securities (“Cód. VM”), BES and Avistar are considered persons directly related to the Non-Executive Directors of PT, Joaquim Goes and Amílcar de Morais Pires, the latter also performing the position of President of the Board of Directors of Avistar.

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE

ON THE STANDALONE ANNUAL REPORT AND ACCOUNTS

FOR THE FISCAL YEAR OF 2014

1 — Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Commercial Companies Code and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, S.A. (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Company’s Standalone Annual Report and Accounts for the year ended December 31, 2014 and the proposal for application of profits presented by the Board of Directors.

The financial statements included in the Standalone Annual Report and Accounts refer to the Company’s activity at an individual level and were prepared in accordance with accounting principles generally accepted in Portugal, as established by the Portuguese System of Accounting Harmonization (“SNC”). The Company has also prepared, in accordance with applicable legislation, consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union, published separately.

2 — Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2014, the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules, and pursued various supervisory activities of the quality and integrity of the Company’s financial information preparation and disclosure processes.

In the course of 2014, and given its special importance, the Audit Committee continued to oversee the development of the process of the planned combination of the businesses of PT and Oi, as discussed in the Memorandum of Understanding announced to the market on 02/10/2013, with the adjustments resulting from the Exchange Agreement and the Call Option Agreement signed on 08/09/2014 and from the Amendment announced to the market on 31/03/2015, on which the parties agreed on a new model of corporate and management structure for Oi, and it should be noted that such business combination has meanwhile been jeopardized by Oi’s decision to sell PT Portugal, which was also approved by the General Shareholders Meeting of PT SGPS.

COMISSAO DE AUDITORIA

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa - Portugal
Tel (+351) 21 500 1200 Fax (+351) 21 500 2107	www.telecom.pt

1

As soon as the Audit Committee of PT SGPS became aware of the existence of significant investments, made by various companies of PT Group, in financial instruments issued by Rio Forte Investments, S.A. ‘s (an entity of the Espírito Santo Group), which were not repaid on maturity, the Audit Committee initiated an analyses of this matter and prepared three reports for the Board of Directors, dated 10/07, 25/07 and 05/08/2014; pursuant to the discussion of this matter, on 07/08/2014, the Board of Directors of PT SGPS decided to engage PriceWaterhouseCoopers (PwC) to proceed with an independent review of the procedures and acts related to such investments, with the assistance of the Audit Committee. A synthesis of the conclusions of this independent review was included in a Press Release dated 08/01/2015.

Although the Company’s internal control and risk management systems were, generally, considered adequate, in what regards the entering of investments in financial instruments issued first by ESI and subsequently by Rio Forte, the procedures and controls in force within the Group were not strong enough to prevent such investments to occur or to require their approval by the Board of Directors following the pre-approval opinion of the Audit Committee, or their adequate and complete disclosure. The Board of Directors is conducting an overall review of the Company’s internal control, risk management and whistleblowing systems and procedures, to prevent the new occurrence of such a situation, and also to adapt such systems and procedures to the new Company profile, after Oi’s capital increase and the changes, already referred to above, which were introduced to the initial project of the Business Combination.

In the course of 2014, the Audit Committee issued 1 Pre-approval Opinion on the proposal for the PT SGPS’s subscription of a capital increase in Oi, to be realized in kind with the contribution of “PT Assets”, as required by Internal Ruling n.º 111CA, dated February 23, 2011.

As a result of the resignation of Deloitte & Associados, SROC, SA as External Auditor of the Company for the financial year of 2014, presented on December 18, 2014, the Audit Committee approved on 07/01/2015, the engagement of KPMG & Associados - SROC, SA to discharge such responsibilities, under the terms of the related proposal for professional services dated 05/01/2015. Pursuant to KPMG & Associados - SROC, S.A. letter dated 06/02/2015, informing PT that it was unable to accept such appointment, the Audit Committee continued to pursue the actions considered adequate in the circumstances, and, on 16/03/2015, confirmed the engagement of BDO & Associados, SROC, Lda. to

2

conduct an integrated audit of PT SGPS for 2014, as well as the audit of the Company’s related statutory stand alone and consolidated financial statements.

During the fiscal year 2014, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Standalone Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned standalone financial statements approved by the Board of Directors.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the Internal Audit Function of the PT Group, which is certified by IIA. As far as the internal control system is concerned, we highlight that it was certified by the Company’s previous Independent Auditors in 2014, by reference to the year of 2013, on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and, and that a similar review is still in course with reference to 31/12/2014.

As provided for in paragraph 5 of Article 420.º of the Portuguese Commercial Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed in Article 245.º-A of the Portuguese Securities Code that are applicable to the PT Group.

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2014, to be disclosed in the Company’s website after the issue of its Opinion on the approval of the inclusion of the Company’s consolidated annual accounts in the 2014 Form 20-F, to be filed with the U.S. SEC, with which the Audit Committee will complete its duties for fiscal 2014.

3

3 - Opinion on the Standalone Annual Report and Accounts for the fiscal year of 2014 and the related proposal for application of profits

Taking into consideration the above-mentioned, it is the opinion of the Audit Committee that:

1 - The Standalone Annual Report and Accounts for the year ended December 31, 2014, which include the balance sheet, the income statement, the statements of changes in equity and of cash flows and the related notes to the standalone financial statements, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions and give a true and fair view of the assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA, and should be approved by the Annual General Shareholders Meeting of PT SGPS;

2 - The proposal for application of results presented by the Board of Directors, and included in the Standalone Annual Report for the year 2014, that net loss for the year in the amount of 175.082.979 Euros should be transferred to retained earnings, should also be approved by the Annual General Shareholders Meeting of PT SGPS.

Lisbon, April 30, 2015

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/ José Guilherme Xavier de Basto
(José Guilherme Xavier de Basto)

THE MEMBERS

/s/ Alfredo José Silva de Oliveira Baptista	/s/ Mário João de Matos Gomes
(Alfredo José Silva de Oliveira Baptista)	(Mário João de Matos Gomes)

4

STATUTORY AUDITORS’ REPORT ON THE

SEPARATE FINANCIAL STATEMENTS

(Free translation from the original issued in the Portuguese language)

INTRODUCTION

1. We have examined the separate financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2014, comprising the balance sheet as at 31 December 2014 (which reflect total assets of 1.218.237.770 Euros and a total shareholders’ equity of 1.152.501.003 Euros, including a negative net income for the year of 175.082.979 Euros), and the statements of income by natures, of changes in shareholders’ equity, of cash flows and the corresponding notes to the financial statements for the year then ended. These financial statements relate to the separate activity of the Company and have been prepared in accordance with accounting principles generally accepted in Portugal.

RESPONSIBILITIES

2. The Board of Directors is responsible for the preparation of separate financial statements which present a true and fair view of the financial position, the results of operations, the changes in shareholders’ equity and the cash flows of the Company, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any significant facts that have influenced its operations, financial position, results of operations, changes in shareholders’ equity or cash flows.

3. It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4. Our examination was made in accordance with generally accepted Portuguese Statutory Auditing Standards, issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require our audit to be planned and performed in order to provide reasonable assurance that the separate financial statements are free of material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria defined by the Board of Directors, used in the preparation of the financial statements, assessment of the adequacy of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the financial statements, and evaluation of the overall adequacy of the presentation of the financial statements.

5. Our examination also included verifying that the financial information included in the Report of the Board of Directors is in agreement with the separate financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451º of the Portuguese Commercial Companies Code.

6. We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7. In our opinion, the separate financial statements mentioned above, give a true and fair view, in all material respects, of the financial position of Portugal Telecom, SGPS, S.A. as at 31 December 2014, and the results of its operations, the changes on its shareholders’ equity and its cash flows for the year then ended, in accordance with accounting principles generally accepted in Portugal.

EMPHASIS OF MATTERS

Without affecting our opinion expressed in the previous paragraph, we would draw attention to the following matters:

8. The independent auditors’ report of the significant component Oi, SA’s comprising the separate and consolidated financial statements for the year ended December 31, 2014, dated March 25, 2015, includes the following emphasis of matters:

a)    “Investment in Unitel—The value of investment in Unitel, S.A. in the amount of R$4,157 million as of December 31, 2014, which includes the dividends receivable from that entity in the amount of R$944 million, was determined by Management according to a business valuation performed to reflect the best estimate of the Company’s fair value. We draw attention to the uncertainties disclosed in notes 1 and 28 to the financial statements, due to the fact that the realization value of the aforementioned investment depends on compliance with both the assumptions made in the valuation and the conditions of the sale of Unitel’s shares. Our opinion on this matter is unqualified.”;

b)    “Discontinued operations — We draw attention to note 28 to the financial statements, which describes the final approval by the Board of Directors of Oi S.A. of the general terms and conditions for the sale of all the shares of PT Portugal, SGPS, S.A. to Altice Portugal, S.A., a subsidiary held by Altice S.A. This decision was subsequently approved on January 22, 2015 by the shareholders board meeting of Portugal Telecom, SGPS, S.A. The effectiveness of the contract also depends on statutory authorizations to be given by the Portuguese antitrust authorities. Accordingly, on December 31, 2014, the Company recognized in its stand alone and consolidated financial statements a loss, as discontinued operations, in the amount of R$4,164 million. Our opinion on this matter is unqualified.”

9. The limited review report issued by the Independent Auditor for the consolidated financial statements of the six month period ended on June 30, 2014 of Portugal Telecom, SGPS, S.A., dated August 29, 2014, expressed a qualified opinion regarding uncertainties related to the outcome and consequent impact on the consolidated financial statements, fundamentally pursuant to the evolution of the trading price of the shares of the significant component Oi SA, and with the default of debt securities issued by Rio Forte Investments SA, all of which contributed to Oi SA’s capital increase. As of December 31, 2014, the evolution of the trading price of the shares of Oi SA, and the estimate recoverable amount of the debt securities issued by Rio Forte Investments SA, were taken into consideration during the preparation of the current financial statements pursuant to this date, according to the terms described in the Report of the Board of Directors and to the notes 1, 7.1, 7.2 and 15 to the separate financial statements.

REPORT ON OTHER LEGAL MATTERS

10. It is also our opinion that the financial information included in the Report of the Board of Directors is in agreement with the separate financial statements and that the Company’s Corporate Governance Report includes the disclosures required by article 245º-A of the Portuguese Securities Market Code.

Lisbon, 30 April 2015

P. Matos Silva, Garcia Jr., P. Caiado & Associados
Sociedade de Revisores Oficiais de Contas, Lda.
represented by

João Paulo Raimundo Henriques Ferreira

Tel: +351 217 990 420 Fax: +351 217 990 439 www.bdo.pt	Av. da República, 50 - 10º 1069-211 Lisboa

AUDIT REPORT ON THE INDIVIDUAL FINANCIAL INFORMATION ISSUED BY AUDITOR

REGISTERED AT THE CMVM (free translation of the original issued in Portuguese)

Introduction

1.   Pursuant to applicable law, we present our Audit Report on the financial information for the year ended December 31, 2014, of Portugal Telecom, SGPS, SA (hereinafter referred to as the Company), which includes: the Management Report, the Balance sheet as of December 31, 2014 (which presents a total of 1,218,237,770 euro and a total equity of 1,152,501,003 euro, including a net loss of 175,082,979 euro), the statement of income, the statement of changes in equity, the statement of cash flows, for the year then ended, along with the corresponding Annex.

Responsibilities

2.   The Board of Directors is responsible for: (i) the preparation of financial statements that give a true and fair view of the financial position of the Company, the results of its operations, changes in equity and cash flows; (ii) the historical financial information to be prepared in accordance with the generally accepted accounting principles in Portugal and that it is complete, true, current, clear, objective and lawful, as required by the Securities Code (Código dos Valores Mobiliários); (iii) the adoption of adequate accounting policies and criteria; (iv) the maintenance of an appropriate internal control system; and (v) the information about any material facts that have influenced the activity of the Company, its financial position or results.

3.   Our responsibility is to verify the financial information contained in the documents referred to above, namely whether they are complete, true, current, clear, objective and lawful, as required by the Securities Code (Código dos Valores Mobiliários), and to issue a professional and independent report based on our audit.

Scope

4.   The audit we performed was done in accordance with the Technical Standards and Guidelines of the Order of Statutory Auditors (Normas Técnicas e as Diretrizes de Revisão/Auditoria da Ordem dos Revisores Oficiais de Contas), which require that it should be planned and executed in order to obtain a reasonable assurance whether the financial statements are free of material misstatements. To this end, the audit included: (i) the verification, on a test basis, of the evidence supporting the amounts and disclosures contained in the financial statements and an assessment of estimates, based on judgments and criteria defined by the Board of Directors that were used in their preparation, as well as the verification of the application of the equity method that comprised the review of the audit of the financial statements of Oi, SA, carried out by other auditors; (ii) the assessment of whether adopted accounting policies and related disclosures are appropriate under the circumstances; (iii) the verification of the applicability of the going concern; (iv) evaluation of the adequacy of the overall presentation of the financial statements; and (v) assessment of whether the financial information is complete, true, current, clear, objective and lawful.

BDO & Associados, SROC, Lda., Sociedade por quotas, Sede Av. da República, 50 - 10º, 1069-211 Lisboa, Registada na Conservatória do Registo Comercial de Lisboa, NIPC 501 340 467, Capital 100 000 euros. Sociedade de Revisores Oficiais de Contas inscrita na OROC sob o número 29 e na CMVM sob o número 1122.

A BDO & Associados, SROC, Lda., sociedade por quotas registada em Portugal, é membro da BDO International Limited, sociedade inglesa limitada por garantia, e faz parte da rede internacional BDO de firmas independentes.

5.   Our audit also included the verification that the information contained in the Management Report was consistent with other accounting documents and the requirements contained in numbers 4 and 5 of Article 451.º of the Commercial Companies Code (Código das Sociedades Comerciais).

6.   We believe that the performed audit provides a reasonable basis for our opinion.

Opinion

7.   In our opinion, the financial statements give a true and fair view, in all material respects, of the financial position of Portugal Telecom, SGPS, SA, as of December 31, 2014, the results of its operations, the changes in equity and the cash flows, for the year then ended, in accordance with the generally accepted accounting principles in Portugal, and that the information contained therein is complete, true, current, clear, objective and lawful.

Emphasis

8.   Without affecting the opinion expressed in the previous paragraph, we draw attention to the following situations:

8.1. The Independent auditors’ report on the individual and consolidated financial statements for the year ended December 31, 2014 for Oi, SA, dated March 25, 2015, include the following emphasis:

8.1.1. “Investment in Unitel - The value of the investment in Unitel, S.A., of R$4, 157 million at December 31, 2014, which includes the dividends receivable from this entity in the amount of R$944 million, was determined by management based on an economic and financial evaluation carried out in order to reflect the best estimate of its fair value. We draw attention to the uncertainties disclosed in Notes 1 and 28 to the financial statements since the realizable value of this investment depends on the fulfilling of the assumptions made in said assessment and as for the terms of sale of the stake in Unitel. Our opinion does not contain a qualification related to this issue.”

8.1.2. “Discontinued operations - We call attention to Note 28 to the financial statements, which describes the approval of the Board of Directors of Oi S.A. of the general terms and conditions for the sale of all of its shares of PT Portugal, SGPS, S.A. to Altice Portugal, S.A., a subsidiary of Altice, S.A. This decision was subsequently approved on January 22, 2015, at the general shareholders meeting of Portugal Telecom, SGPS, S.A., contingent on obtaining certain antitrust approvals in accordance with applicable law. In this regard, on December 31, 2014, the Company recorded in its individual and consolidated financial statements a loss for adjustment to fair value, as discontinued operations, in the amount of R$4, 164 million. Our opinion does not contain a qualification related to this issue.”

8.2. Our appointment occurred in mid-March 2015. The individual financial information for the year ended December 31, 2013, for Portugal Telecom, SGPS, SA, was audited by another auditor registered with the CMVM, whose audit report dated March 24, 2014, without exceptions, included an emphasis on the nature of the individual accounts.

8.3. The limited review report of the other auditor registered with the CMVM for the interim consolidated information for the six months ended June 30, 2014, for Portugal Telecom, SGPS, SA, dated August 29, 2014, included an exception for uncertainties, related to the outcome and consequent impact on the consolidated financial statements, fundamentally pursuant to the evolution of the trading stock price of the significant component Oi, SA, and with the default of debt securities issued by Rio Forte Investments, SA, which contributed to the capital increase of Oi, SA. As of December 31, 2014, the evolution of the trading stock price of Oi, SA, and the estimated recoverable amount of the debt securities issued by Rio Forte Investments, SA, were taken into consideration during the preparation of the current financial statements as of that date, according to the terms described in the Management Report and in notes 1, 7.1, 7.2 and 15 of the Annex.

Report on other legal requirements

9. It is also our opinion that the information in the Management Report is consistent with the financial statements for the period and the Corporate Governance Report includes the information required under Article 245.°-A of the Securities Code (Código dos Valores Mobiliários).

Lisbon, April 30, 2015

Rui Carlos Lourenço Helena, as representative of

BDO & Associados, SROC, Lda.

(registered with the CMVM, n.° 1122)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.